CARRINGTON LABORATORIES

PROXY STATEMENT AND 2001 ANNUAL REPORT TO STOCKHOLDERS

April, 2002

Dear Fellow Shareholders:
In 2001 our Company realized the first fruits of its new business program of focusing on the development and manufacture of products, and then licensing the marketing rights to established sales and marketing organizations. As a result, we recorded our first profitable year since 1997. During the year we also implemented a development program for an innovative, controlled-release drug-delivery technology, CR1013, and established a clear direction for future research efforts. In addition, we laid the foundation for future efforts in the oral technology products.

Financial Results

The Company recorded profits for all four quarters in 2001 and profits for the year totaled $378,000. Total revenues for the year were $17.6 million, a decrease of $5.8 million from 2000, while wound care unit volumes increased 10%. The decrease in revenues was primarily effected by the agreement with Medline Industries, Inc., for the distribution of our wound care products. This agreement significantly lowered the Company's selling prices for wound care products in exchange for Medline's assumption of all the related selling, marketing and distribution activities and costs, and paying the Company a royalty. Also contributing to the decrease in revenues was a decline in sales of Manapol®, our proprietary, nutraceutical raw material with multiple structure/function claims, due primarily to continued weakness in orders from a major customer. Marketing plans have been put in place to strengthen Manapol® sales in 2002 and broaden our customer base in this area. Basic research and development expenses were $2.4 million in 2001, a decrease of 18% from 2000, as efforts in this area were primarily focused on product development projects with near- and mid-term utility. The success of the Medline agreement, coupled with the focused research and development efforts and successful efforts to reduce operating expenses, were the primary factors contributing to the Company's profit of $0.4 million, or $0.04 per diluted share, as compared with a loss of $3.5 million, or $0.36 per diluted share, in 2000.

Research and Development

During the year the Company announced its discovery of CR1013, a new biomaterial which has the ability to gel when in contact with body fluids, thus allowing for the entrapment and controlled release of bioactive molecules. Efforts in initial development of this product marked the primary focus of research activities in 2001. One area of development opportunity for this polymer is as an enhanced means of delivering proteins and peptides. The fast-growing drug delivery market is currently estimated to be greater than $40 billion worldwide and is expected to grow to $70 billion by 2005. In order to capitalize on this market and advance our research efforts, Carrington formed a new subsidiary, DelSite Biotechnologies, Inc. DelSite will be responsible for the research, development and marketing of the CR1013 product and will be separate from the current Carrington research and development program. In January 2002 the Company announced the formation of a strategic partnership with Southern Research Institute, an independent, not-for-profit center for scientific research affiliated with the University of Alabama at Birmingham, to assist in the development and ultimate commercialization of CR1013. Southern Research has more than 30 years experience in developing drug-delivery products for its clients and has an extensive network of contacts in the field. Under the agreement, the Company will retain all product and intellectual property rights for existing technology and new discoveries while Southern Research will receive fees and royalties for projects in which it is involved. Initial development work on CR1013 will focus on injectable and mucosal-absorption forms of delivery.

In the second quarter of 2001 the Company formed a specialized product development group for the specific purpose of developing product formulations for clients. This group is responsible for formulation design, technology transfer to operations and oversight of initial production batches. This group is now fully operational and brought nine projects through to production during 2001. They currently have over 40 formulation projects in house for the first half of 2002.

Oral Technology

Carrington has developed a line of products under the brand name SaliCept™ intended for use in the oral cavity. In May 2001 we announced the results of a clinical study conducted by a noted oral and maxillofacial surgeon which showed a significantly reduced incidence of alveolar osteitis, also commonly known as dry socket, in post-extraction patients treated with the Company's SaliCept™ Oral Patch. According to the American Dental Association, licensed oral surgeons and dental professionals perform more than 46 million tooth extractions each year in the U.S. In January 2002 we received clearance from the U.S. Food and Drug Administration to market SaliCept™ Oral Patch with the claim that it is intended for use in tooth extraction sites to manage alveolar osteitis. The Company is currently investigating marketing partners in the U.S. and has also signed an agreement with Sunstar, Inc., a leading manufacturer of oral care products in Japan, granting Sunstar exclusive rights to register and distribute the SaliCept™ Oral Patch in Japan.

The Future

Our business model is designed around our core strengths of product formulation, product development and manufacturing. We will continue to focus our specialized research and product development team on these efforts and look for established marketing partners both domestically and internationally. We will also utilize these strengths to further develop our research-driven contract manufacturing business. We have targeted increased raw material sales of Manapol® and Hydrapol™, our cosmetic-grade material, to position Caraloe as a quality leader in the industry. In operations, we expect to enhance our manufacturing operations in Costa Rica to begin in-house production of the SaliCept™ Oral Patch. In 2002, the Company will also, through its DelSite subsidiary, devote considerable resources to the further development of CR1013.

We look forward to building the Company by developing products that will make a difference in peoples' lives in 2002 and beyond.

Carlton E. Turner, Ph.D., D.Sc.
President and Chief Executive Officer

George DeMott
Chairman of the Board

NOTICE OF ANNUAL MEETING

AND

PROXY STATEMENT

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CARRINGTON LABORATORIES, INC.

2001 Walnut Hill Lane
Irving, Texas 75038

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On May 16, 2002

NOTICE is hereby given that the annual meeting of shareholders of CARRINGTON LABORATORIES, INC. (the "Company") will be held on May 16, 2002, at 8:30 a.m., local time, at the Las Colinas Country Club, 4900 North O'Connor Boulevard, Irving, Texas 75062, for the following purposes:

(1) To elect one person to serve as a director of the Company for a term expiring at the annual meeting of shareholders in 2005;

(2) To vote on a proposal to approve an amendment to the Company's 1995 Stock Option Plan to increase the aggregrate number of shares of Common Stock issuable under the plan from 1,500,000 to 2,250,000 shares;

(3) To vote on a proposal to ratify the appointment of Ernst & Young LLP as independent auditors for the Company for the fiscal year ending December 31, 2002; and

(4) To transact such other business, including voting on one shareholder proposal, as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 18, 2002 are entitled to notice of and to vote at the meeting or any adjournment thereof. A record of the Company's activities during 2001 and financial statements for the fiscal year ended December 31, 2001 are contained in the accompanying 2001 Annual Report.

You are urged, whether or not you plan to attend the meeting in person, to mark, sign and date the enclosed proxy and return it promptly in the accompanying envelope. If you do attend the meeting in person, you may withdraw your proxy and vote in person. The prompt return of proxies will assure the representation of sufficient shares to take the actions described above and save your Company the expense of further solicitation.

By Order of the Board of Directors

George DeMott
Chairman of the Board

Irving, Texas
April 15, 2002

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CARRINGTON LABORATORIES, INC.
2001 Walnut Hill Lane
Irving, Texas 75038
(972) 518-1300

PROXY STATEMENT

For Annual Meeting of Shareholders
To Be Held On May 16, 2002

This Proxy Statement is furnished to the shareholders of Carrington Laboratories, Inc., a Texas corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the annual meeting of shareholders to be held on May 16, 2002. Proxies in the form enclosed will be voted at the meeting if properly executed, returned to the Company prior to the meeting and not revoked. A proxy may be revoked at any time before it is voted by giving written notice or a duly executed proxy bearing a later date to the President of the Company, or by voting in person at the meeting.

The approximate date on which this Proxy Statement and the accompanying proxy are first being sent to shareholders is April 15, 2002.

OUTSTANDING CAPITAL STOCK

The record date for the determination of shareholders entitled to notice of and to vote at the annual meeting is March 18, 2002 (the "Record Date"). At the close of business on the Record Date, the Company had 9,833,713 shares of Common Stock, $.01 par value ("Common Stock"), issued and outstanding and entitled to vote at the meeting.

ACTION TO BE TAKEN AT THE MEETING

Shares of Common Stock represented by a validly executed proxy in the accompanying form, unless the shareholder otherwise specifies in the proxy, will be voted (i) for the election of the person named as nominee under the caption "Election of Directors" as director of the Company, (ii) for the proposal to amend the Company's 1995 Stock Option Plan to increase the aggregate number of shares of Common Stock issuable under the Plan from 1,500,000 to 2,250,000 shares, (iii) for the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2001, and (iv) against the shareholder proposal to declassify the Board of Directors and require that all directors be elected annually (if such proposal is properly presented at the meeting).

Where shareholders have appropriately specified how their proxies are to be voted, they will be voted accordingly. If any other matter or business is brought before the meeting or any adjournment thereof, the proxy holders may vote the proxies at their discretion. The directors do not know of any such other matter or business to be presented for consideration at the meeting.

QUORUM AND VOTING

The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding as of the Record Date is necessary to constitute a quorum at the annual meeting. In deciding all questions, a holder of Common Stock is entitled to one vote, in person or by proxy, for each share held in such holder's name on the Record Date.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of March 31, 2002, unless otherwise indicated, with respect to the shareholders known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock of the Company, based on the information available to the Company on such date. Except as otherwise indicated, each shareholder named in the table has sole voting and investment power with respect to all shares indicated as being beneficially owned by such shareholder.

Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
Thomas J. Marquez c/o Carrington Laboratories, Inc. 2001 Walnut Hill Lane Irving, Texas 75038	857,440(1)	8.7%
Dimensional Fund Advisors 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	603,300(2)	6.1%

(1) Includes 39,300 shares held in a trust controlled by Mr. Marquez and 70,100 shares that he has the right to acquire pursuant to options exercisable within 60 days after March 31, 2002.

(2) Based on a report on Schedule 13G filed by Dimensional Fund Advisors Inc. ("DFA") with the Securities and Exchange Commission on January 30, 2002. DFA, a registered investment advisor, furnishes investment advice to four registered investment companies and serves as investment manager to certain other commingled group trusts and separate accounts. Collectively, those investment companies, trusts and accounts own 603,300 shares of the Company's Common Stock, but to DFA's knowledge no one of them owns more than 5% of the class. In its role as investment adviser or manager, DFA possesses sole voting and/or investment power with respect to such shares, but it disclaims beneficial ownership.

The Company knows of no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

REQUIRED AFFIRMATIVE VOTE AND VOTING PROCEDURES

With regard to the election of directors, votes may be cast in favor of or withheld from each nominee. The nominee who receives a plurality of the votes cast by shareholders present or represented by proxy at the annual meeting, and entitled to vote on the election of directors, will be elected as a director of the Company. Thus, any abstentions, "broker non-votes" (shares held by brokers or nominees as to which they have no discretionary authority to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon) or other limited proxies will have no effect on the election of directors.

The Company's Bylaws provide that the vote required to approve matters other than the election of directors is the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting at which a quorum is present. Abstentions may be specified on all proposals except the election of directors. Under applicable law and the Company's Bylaws, abstentions and shares represented by broker non-votes or other limited proxies for a particular proposal will be counted as present for purposes of determining the existence of a quorum at the meeting but will be excluded entirely from the voting tabulation for that proposal. Therefore, abstentions, broker non-votes and other limited proxies will have no effect on the outcome of the Company's proposals to approve an amendment to the 1995 Stock Option Plan, or to ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2002 or on the outcome of any other matter that may come before the meeting, including the proposal of a shareholder to declassify the Board of Directors and require that all directors be elected annually.

ELECTION OF DIRECTORS

The Company's Bylaws provide that the Company's operations will be governed by the Board of Directors, which is elected by the shareholders. The Company's Board of Directors is divided into three classes with staggered three-year terms. All directors of one class hold their positions until the annual meeting of shareholders at which the terms of the directors in such class expire and their respective successors are elected and qualified, or until their earlier death, resignation, disqualification or removal from office. The Company's Bylaws provide that the number of directors shall not be less than five nor greater than nine, and the exact number of directors that shall constitute the Board of Directors shall be fixed from time to time by resolution of the Board. The Board of Directors has determined that the number of directors will be five.

At the meeting, one director will be elected. All duly submitted and unrevoked proxies will be voted for the nominee selected by the Board of Directors, except where authorization to so vote is withheld. If the nominee should become unavailable for election for any presently unforeseen reason, the persons designated as proxies will have full discretion to vote for another person designated by the Board.

The Board of Directors has nominated R. Dale Bowerman for election as a director at the annual meeting, to serve a three-year term expiring at the annual meeting of shareholders in 2005. Mr. Bowerman is currently a director of the Company, with a term expiring at the 2002 annual meeting, and has consented to serve as a director if elected.

The Board of Directors recommends that shareholders vote FOR the election of R. Dale Bowerman as a director of the Company.

The other four directors of the Company have been elected to terms that do not expire at the 2002 annual meeting. George DeMott and Carlton E. Turner, Ph.D., D.Sc. are currently serving terms expiring in 2003, and Thomas J. Marquez and Selvi Vescovi are currently serving terms expiring in 2004.

Information as of March 31, 2002 about all five directors of the Company, including the current nominee, is set forth in the following paragraphs.

R. DALE BOWERMAN, 62, has served as a director of the Company since January 1991. Mr. Bowerman was President and Chief Executive Officer of Southwest Health Alliances, L.L.C. from May 1994 until his retirement in October 1997. From 1973 to April 1994, he was Chief Financial Officer of High Plains Baptist Health Systems, a nonprofit hospital system. Mr. Bowerman is also a director of Sunrise Technologies, Inc., a publicly traded company.

GEORGE DEMOTT, 69, has served as a director of the Company since May 1990 and Chairman of the Board since April 1995. He has been an independent business consultant since 1987. From 1963 to 1987, Mr. DeMott held various positions with American Home Products Corporation, a worldwide marketer of pharmaceuticals, over-the-counter drugs and household products, serving as Group Vice President from 1978 to 1987. From 1964 to 1978, Mr. DeMott was with the Whitehall Laboratories Division of that corporation, and he served as President of that division from 1974 until 1978.

THOMAS J. MARQUEZ, 64, has served as a director of the Company since August 1987. In addition, from August 1987 until May 1990, Mr. Marquez was Chairman of the Board and Chief Executive Officer of the Company. From 1965 to 1979, Mr. Marquez was an officer of Electronic Data Systems, Inc., a computer services company, and he served as a director of that corporation from 1965 to 1984. Since his resignation as an officer of Electronic Data Systems, he has been engaged primarily in personal investment activities and a number of public service projects. Mr. Marquez is also a director of Aquinas Funds, Inc.

CARLTON E. TURNER, Ph.D., D.Sc., 61, has served as a director of the Company since May 1989 and as President and Chief Executive Officer of the Company since April 1995. In addition, from January 1994 to November 1994, Dr. Turner was Executive Vice President of the Company, and from November 1994 to April 1995, he was Chief Operating Officer of the Company. He was President and Chief Executive Officer of Princeton Diagnostic Laboratories of America, Inc., a biomedical and pharmaceutical testing laboratory, from 1987 through May 1993. He also served as a director of that corporation from 1987 to January 1994. From 1981 through 1987, he was Director of the Drug Abuse Policy Office of the White House, President Reagan's principal advisor on drug abuse policy. From 1970 to 1981, Dr. Turner was a research professor and director of the Research Institute of Pharmaceutical Sciences at the University of Mississippi School of Pharmacy. Dr. Turner serves as a director of Tutogen Medical, Inc., a publicly traded company.

SELVI VESCOVI, 71, has served as a director of the Company since May 1989. He served as Chairman of the Board from May 1990 to April 1995 and as interim President and Chief Executive Officer of the Company from March 1995 to April 1995. Mr. Vescovi was employed by The Upjohn Company ("Upjohn"), a manufacturer of human pharmaceuticals and pharmaceutical chemicals, in various capacities from 1954 until his retirement in 1988 from his positions as Corporate Vice President of Upjohn, a position he had held since 1977, and President and General Manager of Upjohn International, Inc., the subsidiary of Upjohn responsible for international operations. He had held the latter position since 1985. Following his retirement, Mr. Vescovi served as Adjunct Professor, International Management, at Western Michigan University from 1988 to 1993 and as a member of the Advisory Board of the College of Business Administration of the University of South Carolina from 1988 to 1994. Mr. Vescovi is also a director of Centaur Pharmaceutical, Inc., a private company.

PROPOSAL TO AMEND 1995 STOCK OPTION PLAN

Introduction

At the annual meeting in April 1995, the shareholders of the Company approved the adoption of the Carrington Laboratories, Inc. 1995 Stock Option Plan (the "Option Plan"). The Option Plan became effective on April 1, 1995 and replaced the Company's 1985 Stock Option Plan, which expired in February 1995. A total of 1,500,000 shares of Common Stock are reserved for issuance under the Option Plan. In 1996, 1998 and 2001 the Board of Directors adopted, and the shareholders approved, amendments to the Option Plan. A copy of the Option Plan as currently in effect is attached to this Proxy Statement as Appendix A. The description in this Proxy Statement of the Option Plan is intended solely as a summary, does not purport to be complete, and is qualified in its entirety by the full text of the Option Plan attached hereto as Appendix A.

Option Plan Amendment

On January 17, 2002, the Board of Directors adopted an amendment to the Option Plan (the "Option Plan Amendment") increasing the aggregate number of shares of Common Stock available under the Option Plan from 1,500,000 to 2,250,000. At the annual meeting to be held on May 16, 2002, the shareholders will be asked to approve the Option Plan Amendment. The Option Plan Amendment will not be effective unless it is approved by the shareholders. If the shareholders approve the Option Plan Amendment, it will become effective on the date of that approval.

The Option Plan Amendment amends the first sentence of Section 1.03 of the Option Plan as indicated below (the words added by the Option Plan Amendment are in bold type, and the words deleted are struck through):

> "Options may be granted by the Company from time to time under the Plan to purchase an aggregate of ~~1,500,000~~ **2,250,000** shares of the authorized Common Stock."

The purpose of increasing the number of shares of Common Stock that may be issued under the Option Plan by 750,000 shares in the aggregate is to permit the continued use of a long-term equity component in the Company's compensation program. Currently, no shares of Common Stock remain available for future grants under the Option Plan.

New Plan Benefits

The persons who would benefit from the approval of the Option Plan Amendment are the employees of the Company and its affiliates eligible to participate in the Option Plan, including outside directors of the Company and Consultants (as defined below). If the Option Plan Amendment is approved and ratified by shareholders, the employees of the Company and its affiliates eligible to participate in the Option Plan could receive more benefits under the Option Plan than are currently available to them.

Description of the Option Plan as Currently in Effect

The Option Plan authorizes the granting to employees of the Company and its affiliates of both incentive stock options, as defined under Section 422 of the Tax Code, and nonqualified stock options to purchase Common Stock. All employees of the Company and its affiliates are eligible to participate in the Option Plan. The Option Plan also authorizes the granting to outside directors of nonqualified stock options to purchase Common Stock. At March 31, 2002, there were 176 employees and four outside directors of the Company who were eligible to be granted options under the Option Plan.

The Board of Directors or the Compensation and Stock Option Committee (the "Committee") is responsible for the administration of the Option Plan and determines the employees to be granted options, the period during which each option will be exercisable, the number of shares and exercise price of the Common Stock covered by each option granted to employees and whether an option will be a nonqualified or an incentive stock option. The current members of the Committee are George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi.

No option granted pursuant to the Option Plan is transferable otherwise than by will or the laws of descent and distribution. The term of each option granted to an employee under the Option Plan is determined by the Board of Directors or the Committee, but in no event may the term exceed 10 years from the date of grant. The exercise price for the purchase of shares subject to such an option cannot be less than 100% of the fair market value of the Common Stock on the date the option is granted. Furthermore, the exercise price for any incentive stock option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or an affiliate must be at least 110% of the fair market value of the Common Stock at the date of the grant. Upon exercise of an option by an employee, the purchase price must be paid in full in cash. Unpurchased shares of Common Stock subject to options that have expired or terminated without being exercised in full are again available for grant under the Option Plan. The Option Plan contains a $100,000 limitation on the value (determined at the grant date) of stock for which incentive stock options granted to any employee may become exercisable for the first time in any calendar year. In addition, the aggregate number of shares of Common Stock for which any employee may be granted options during any one calendar year may not exceed 75,000.

The Committee and the Board have discretion regarding the times at which and the numbers of shares for which nonqualified stock options may be granted to outside directors. Each option granted to an outside director under the Option Plan has a term of ten years, is exercisable in whole or in part from the date of grant throughout the entire term of the option, and remains effective during its entire term regardless of whether the director continues to serve as a director. The purchase price per share of Common Stock under each option granted to an outside director is the fair market value per share of the Common Stock on the date of grant.

The Option Plan also authorizes the granting of nonqualified stock options to purchase Common Stock to consultants and advisors to the Company or an affiliate ("Consultants"), provided that bona fide services are rendered by the Consultants and such services are not in connection with the offer or sale of securities in a capital-raising transaction. The purchase price per share of Common Stock under each option granted to a Consultant is determined by the Committee, but may not be less than 100 percent of the fair market value per share of Common Stock at the time the option is granted. Each option granted to a Consultant under the Option Plan is exercisable during such period as the Committee determines; provided, however, that the unexpired portion of any option granted to a Consultant may expire no later than the first to occur of (i) the expiration of ten years from the date the option was granted, or (ii) the expiration of one year from the date of the Consultant's death.

The Committee or the Board may accelerate the date on which all or any portion of any option granted under the Option Plan becomes exercisable. The Committee or the Board may also terminate any option by reason of the optionee's fraud, dishonesty or certain other acts.

In the event that the Company effects a split of the outstanding shares of Common Stock or a dividend payable in Common Stock, or that the outstanding Common Stock is combined into a smaller number of shares, the maximum number of shares as to which options may be granted under the Option Plan will be increased or decreased proportionately, and the shares subject to outstanding options and the purchase price per share of such options will be increased or decreased proportionately so that the aggregate purchase price for all the shares then subject to such options will remain the same as immediately prior to the split, dividend or combination. In the event of a reclassification of Common

Stock not covered by the foregoing, or in the event of a liquidation or reorganization (including merger, consolidation or sale of assets) of the Company, the Board of Directors of the Company will make such adjustments, if any, as it deems appropriate in the number, purchase price and kind of shares covered by the unexercised portions of options theretofore granted under the Option Plan, to the extent permitted by applicable law.

Upon the occurrence of a "change in control" of the Company, the maturity of all options then outstanding under the Option Plan, excluding those that have been granted to Consultants, will be accelerated automatically, so that all such options will become exercisable in full with respect to all shares that have not been previously exercised or become exercisable. A "change in control" includes certain mergers, consolidations, reorganizations or sales of assets, or a dissolution of the Company, a change in the control of the Board of Directors or the acquisition by a shareholder of 20% or more of the Common Stock of the Company.

Unless sooner terminated, the Option Plan will expire on March 31, 2005. The Board of Directors of the Company may at any time suspend, terminate, amend or modify the Option Plan, provided that no amendment or modification may become effective without the approval of the amendment or modification by the shareholders of the Company if the Company, on advice of counsel, determines that shareholder approval is necessary or desirable. No suspension, termination, amendment or modification of the Option Plan may adversely affect the rights of an optionee under an option without the consent of the optionee.

Federal Income Tax Consequences

Nonqualified Stock Options. No income is recognized by an optionee for federal income tax purposes upon the grant of a nonqualified stock option. Upon exercise of a nonqualified stock option, the optionee recognizes ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option price of the shares. Income recognized by optionees who are employees of the Company upon the exercise of nonqualified stock options is considered compensation subject to withholding at the time the income is recognized, and therefore, the Company or one of its affiliates must make the necessary arrangements with the optionee to ensure that the amount of the tax required to be withheld is available for payment. The nonqualified stock options granted under the Option Plan are designed to provide the Company with a deduction, subject to the deduction limitations described below, equal to the amount of ordinary income recognized by the optionee at the time of recognition.

The basis of shares transferred to an optionee pursuant to exercise of a nonqualified stock option is the price paid for the shares plus an amount equal to any income recognized by the optionee as a result of the exercise of the option. If an optionee thereafter sells shares acquired upon exercise of a nonqualified stock option, the difference between the amount realized and the basis of the shares constitutes capital gain or loss to the optionee for federal income tax purposes.

Incentive Stock Options. No income is recognized by an optionee for federal income tax purposes upon the grant or the exercise of an incentive stock option. The basis of shares transferred to an optionee pursuant to the exercise of an incentive stock option is the price paid for the shares. If the optionee holds such shares for at least one year after transfer of the shares to the optionee and two years after the grant of the option, whichever is later, the optionee recognizes capital gain or loss upon sale of the shares received upon exercise of the option equal to the difference between the amount realized on such sale and the exercise price. Generally, if the shares are not held for that period, the optionee recognizes ordinary income upon disposition in an amount equal to the excess of the fair market value of the purchased shares on the date of exercise over the option price of the shares, or if less (and if the disposition is a transaction in which loss, if any, is recognized), the gain on disposition. Any additional gain realized by the optionee upon such disposition is a capital gain.

The excess of the fair market value of shares on the date of the exercise of an incentive stock option over the option price for the shares is an item of adjustment for purposes of the alternative minimum tax.

The Company is not entitled to a deduction upon the exercise of an incentive stock option by an optionee. If the optionee disposes of the shares of stock received pursuant to such exercise prior to the expiration of one year following transfer of the shares to the optionee or two years after grant of the option, however, the Company may, subject to the deduction limitations described below, deduct an amount equal to the ordinary income recognized by the optionee upon disposition of the shares at the time the income is recognized by the optionee.

Limitations on the Company's Compensation Deduction. Section 162(m) of the Tax Code limits the deduction that the Company may take for otherwise deductible compensation payable to certain executive officers of the Company to the extent that compensation paid to such officers for the year exceeds $1 million, unless such compensation is performance-based, is approved by the Company's shareholders and meets certain other criteria. Although the Company intends that options granted to employees under the Option Plan will satisfy the requirements to be considered performance-based for purposes of Section 162(m) of the Tax Code, there is no assurance that the options will satisfy such requirements and, accordingly, the Company may be limited by Section 162(m) of the Tax Code in the amount of deductions it would otherwise be entitled to take (as described in the foregoing summary) with respect to options awarded under the Option Plan.

Section 280G of the Tax Code limits the deductibility of certain "parachute payments" to disqualified individuals by the Company. Generally, "parachute payments" consist of payments made in connection with a change in control of the Company. It is possible that accelerated vesting of options that occurs automatically upon a change in control of the Company could be a "parachute payment" subject to the deduction limitations of Section 280G of the Tax Code. In addition, Section 4999 of the Tax Code imposes a 20% nondeductible excise tax upon the disqualified individual receiving certain "parachute payments."

The foregoing summary relates to U.S. federal income tax consequences only and applies to U.S. citizens and foreign persons who are U.S. residents. The U.S. tax consequences associated with the grant of options to nonresident aliens depends upon a number of factors, including whether the grant is considered to be U.S. source income and whether the provisions of any treaty are applicable.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote FOR the proposal to approve the amendment increasing the number of shares of Common Stock issuable under the Option Plan from 1,500,000 to 2,250,000.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Company's Board of Directors has appointed the firm of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2002. Shareholders will be asked to ratify that appointment at the annual meeting. If the appointment is not ratified by the holders of a majority of the shares of Common Stock present or represented and voted for or against such ratification at the meeting, the Board will reconsider the appointment. Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will be given an opportunity to make a statement, if they so desire. They will also be available to respond to appropriate questions addressed to them. See "Audit Committee Report – Fees" below for information concerning the fees that the Company paid to Ernst & Young LLP for services performed by that firm in 2001.

The Company's Board of Directors recommends that shareholders vote FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for fiscal 2002.

SHAREHOLDER PROPOSAL TO DECLASSIFY BOARD OF DIRECTORS

Peter J. Palmisano, M.D. ("Proponent"), the beneficial owner of 3,350 shares of Common Stock, submitted the following shareholder proposal:

> "SHAREHOLDER PROPOSAL
>
> "*Eliminate* Classified *Board* (Staggered Board) System ofVoting
>
> "'RESOLVED: That the stockholders of Carrington Laboratories request that the Board of Directors take the necessary steps, in accordance with state law, to declassify the Board of Directors so that all directors are elected annually, such declassification to be effected in a manner that does not affect the unexpired terms of directors previously elected.'

"SUPPORTING STATEMENT

"The election of directors is the primary avenue for stockholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. I believe that the classification of the Board of Directors, which results in only a portion of the Board being elected annually, is not in the best interests of the Company and its stockholders.

"The Board of Directors of the Company is divided into three classes serving staggered three-year terms. I believe that the Company's classified Board of Directors maintains the incumbency of the current Board and therefore of current management, which in turn limits management's accountability to stockholders.

"The elimination of the Company's classified Board would require each new director to stand for election annually and allow stockholders an opportunity to register their views on the performance of the Board collectively and each director individually. I believe this is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interests of the stockholders.

"As a supporter of the Investors' Rights Association of America, I believe that concerns expressed by companies with classified boards that the annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by stockholders, are unfounded. In my view, in the unlikely event that stockholders vote to replace all directors, this decision would express stockholder dissatisfaction with the incumbent directors and reflect the need for change.

"I URGE YOUR SUPPORT, VOTE FOR THIS RESOLUTION."

The Board of Directors recommends a vote AGAINST the proposal to declassify the Board of Directors, for the following reasons:

Since 1992, the Company's Board of Directors has been divided into three classes of directors who are elected to staggered three-year terms, with one class being elected each year. The classified Board in the Company's highly regulated and technical industry provides director continuity and stability by assuring that a substantial percentage of the directors at any time will have had prior experience and in-depth knowledge of the Company, and it therefore enhances the Board's ability to focus on long-term strategy and long-term performance.

A classified board is also widely used as a safeguard to protect against inadequate tender offers or unsolicited attempts to seize control of a company. The classification of the Company's Board was just one of several measures that the Company adopted to guard against the danger of a hostile takeover at an inadequate price and to give the Board of Directors the opportunity and bargaining power to maximize shareholder value. For example, if the Company were confronted with an unsolicited takeover offer, the fact that the entire Board could not be removed in a single proxy fight would allow directors to evaluate the offer, study alternatives from a position of strength, and seek the best result for all shareholders. In short, a classified board is beneficial to shareholders.

For these reasons, the Board of Directors recommends a vote AGAINST the proposal to declassify the Board of Directors.

EXECUTIVE OFFICERS

The executive officers of the Company are Carlton E. Turner, Ph.D., D.Sc., Kenneth M. Yates, D.V.M., and Robert W. Schnitzius. Biographical information for Dr. Turner is set forth under "Election of Directors" above. The following information regarding the other executive officers of the Company is given as of March 31, 2002:

Kenneth M. (Bill) Yates, D.V.M., 51, was elected Vice President, Research and Development in January 1999. Dr. Yates initially served as a consultant to the Company beginning in 1989 and became a full-time employee in 1990. He has served in various capacities for the Company in Research and Development during the last nine years, including Product Development Coordinator for Wound Care. Since 1992, Dr. Yates has served as an Adjunct Assistant Professor, Department of Comparative Medicine, University of Texas Southwestern Medical School.

Robert W. Schnitzius, 44, has been Chief Financial Officer and Treasurer of the Company since November 1997 and Secretary of the Company since May 1998. From 1996 to 1997, Mr. Schnitzius was the Corporate Controller for Medeva Americas, Inc., a U.S. pharmaceutical company subsidiary of Medeva PLC. From 1991 to 1996, Mr. Schnitzius served with Medeva Pharmaceuticals, also a pharmaceutical company subsidiary of Medeva PLC, first as Controller (1991 to 1993) and then as Director of Finance (1994 to 1996). From 1983 to 1991, Mr. Schnitzius served as Controller for Shoreline Products, Inc., a boat trailer manufacturer, and from 1978 to 1983, he served as Treasurer of Texas Testing Laboratories, an engineering testing laboratory.

All executive officers of the Company are elected annually by the Board of Directors to serve until their respective successors are chosen and qualified or until their earlier death, resignation or removal from office.

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SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of March 31, 2002, the beneficial ownership of Common Stock of the Company by each director of the Company, each named executive officer listed in the Summary Compensation Table included elsewhere in this Proxy Statement and all directors and executive officers as a group. Except as otherwise indicated, each person named in the table below has sole voting and investment power with respect to all shares indicated as being beneficially owned by him.

	Common Stock Beneficially Owned	
Name	Number of Shares	Percent of Class
Directors		
R. Dale Bowerman	78,500 (1)	*
George DeMott	58,500 (2)	*
Thomas J. Marquez	857,440 (3)	8.7%
Carlton E. Turner, Ph.D., D.Sc.	310,603 (4)	3.1%
Selvi Vescovi	76,000 (5)	*
Named Executive Officers (excluding any director named above) and Group		
Robert W. Schnitzius	80,162 (6)	*
Kenneth M. Yates, D.V.M.	80,907 (7)	*
All current directors and executive officers as a group (7 persons)	1,542,112 (8)	14.8%

* Less than one percent.

(1) Includes 42,500 shares that Mr. Bowerman has the right to acquire pursuant to options and warrants exercisable within 60 days after March 31, 2002.

(2) Includes 8,500 shares held by his wife and 40,000 shares that Mr. DeMott has the right to acquire pursuant to options exercisable within 60 days after March 31, 2002.

(3) Includes 39,300 shares held in a trust controlled by Mr. Marquez and 70,100 shares that he has the right to acquire pursuant to options exercisable within 60 days after March 31, 2002.

(4) Includes 5,200 shares held by his wife and 222,200 shares that Dr. Turner has the right to acquire pursuant to options exercisable within 60 days after March 31, 2002.

(5) Includes 42,500 shares that Mr. Vescovi has the right to acquire pursuant to options exercisable within 60 days after March 31, 2002.

(6) Includes 59,999 shares that Mr. Schnitzius has the right to acquire pursuant to options exercisable within 60 days after March 31, 2002.

(7) Includes 76,929 shares that Dr. Yates has the right to acquire pursuant to options exercisable within 60 days after March 31, 2002.

(8) Includes 549,028 shares that current directors and executive officers have the right to acquire pursuant to options exercisable within 60 days after March 31, 2002.

The business and affairs of the Company are managed by the Board of Directors, which exercises all corporate powers and establishes corporate policies. The Board has established an Executive Committee which, with certain exceptions, may exercise all the authority and powers of the Board of Directors in the business and affairs of the Company when the Board of Directors is not in session. The current members of the Executive Committee are Selvi Vescovi (Chairman), George DeMott and Carlton E. Turner, Ph.D., D.Sc. The Board has established an Audit Committee for the purposes of reviewing the results and scope of, and the fees for, the annual audit, reviewing the financial statements and any significant transactions or events and any changes in accounting principles and practices with the independent auditors, and reviewing the internal controls and audit procedures of the Company. The current members of the Audit Committee are R. Dale Bowerman (Chairman), Thomas J. Marquez and Selvi Vescovi. The Board does not have a standing nominating committee. The Compensation and Stock Option Committee serves as a compensation committee and makes recommendations to the Board with respect to compensation of executive officers of the Company. The current members of the Compensation and Stock Option Committee are George DeMott, (Chairman), R. Dale Bowerman and Selvi Vescovi. During fiscal 2001, the Board of Directors held 7 meetings, the Executive Committee held 6 meetings, the Audit Committee held 4 meetings, and the Compensation and Stock Option Committee held 1 meeting. All incumbent directors attended at least 75% of the aggregate of all meetings held by the Board and the committees on which they served during 2001.

Compensation of Directors

The Company pays each outside director a quarterly retainer of $1,500 and $1,500 for each day or portion thereof spent attending Board meetings. Outside directors who are members of the Executive Committee receive $1,500 for each Executive Committee meeting that they attend. Outside directors who are members of the Compensation and Stock Option or Audit Committee each receive $1,000 for each committee meeting that they attend, unless the meeting is held on the same day as a Board meeting, in which case the amount paid is $500. The Company also reimburses each outside director who does not live in the Dallas, Texas area for travel expenses incurred in attending Board and committee meetings.

Pursuant to the Company's 1995 Stock Option Plan, as amended, nonqualified options to purchase shares of the Company's Common Stock may be granted to outside directors from time to time. Each option granted to an outside director has a term determined by the Compensation and Stock Option Committee, but not greater than ten years, is exercisable in whole or in part at any time during its entire term and remains effective during its entire term, regardless of whether the optionee continues to serve as a director. The purchase price per share of Common Stock covered by each such option is fixed by the Board of Directors or the Compensation and Stock Option Committee and must be equal to or greater than the fair market value per share of Common Stock on the date of grant. In 2001, each of the four outside directors received an option to purchase 25,000 shares of Common Stock at an exercise price of $1.37 per share.

Compensation Committee Interlocks and Insider Participation

The Company's executive compensation program is administered by the Compensation and Stock Option Committee of the Board of Directors. During 2001, the Committee was composed of George DeMott, Chairman, R. Dale Bowerman and Selvi Vescovi. All of the persons who served on the Committee during 2001 were and still are outside directors of the Company. Mr. Vescovi served as interim President and Chief Executive Officer of the Company in March and April 1995.

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The following is a report submitted by the current members of the Compensation and Stock Option Committee addressing the Company's compensation policy as it related to the President and Chief Executive Officer of the Company (the "CEO") and each other executive officer of the Company whose combined salary and bonus for the fiscal year ended December 31, 2001 exceeded $100,000.

Compensation Philosophy

The Company's executive compensation program is designed to align executive compensation with financial performance, business strategies and Company values and objectives. To achieve these objectives, the Committee has developed and implemented an executive compensation program which provides executives with compensation opportunities that are intended to be competitive with companies of comparable size in the pharmaceutical industry.

In applying this philosophy, the Committee has established a program to accomplish the following objectives:

- attract and retain executives of outstanding abilities who are critical to the long-term success of the Company;
- reward executives for achievement of internal Company goals as well as for Company performance relative to industry performance levels; and
- reward executives for long-term strategic management and the enhancement of shareholder value by providing equity ownership in the Company.

Through these objectives, the Company integrates its executive compensation program with its annual and long-term strategic planning.

Against the foregoing background, the Company's executive compensation policies integrate annual base salary compensation with a bonus award system which is based upon both corporate and individual performance levels.

Fiscal 2001 Compensation

For fiscal 2001, the Company's executive compensation program consisted of (i) base salary, adjusted from the prior year, (ii) bonus payable in cash or a combination of cash and stock, and (iii) stock options. With respect to base salary, the Company considers published executive compensation data of comparable companies in the industry and utilizes surveys to establish base salaries that are within the range of those paid to persons holding comparably responsible positions at such companies. In addition, the Committee considers evaluations by the CEO of the individual performance of each executive, other than the CEO, in setting such executive's salary for the year. The performance of the CEO is evaluated by the Executive Committee of the Board of Directors in collaboration with the Committee.

The Committee determined that current salary levels for key Company executives are competitive within the industry.

Bonuses may be granted to executives based upon criteria established by the Company's 1995 Management Compensation Plan (the "Compensation Plan") adopted by the Company's Board of Directors and approved by its shareholders in 1995. Under the Compensation Plan, executives of the Company are eligible to receive incentive compensation in the form of annual bonuses payable 50% in cash and 50% in Common Stock of the Company. An executive's bonus under the Compensation Plan consists of a target bonus multiplied by a performance component. The target bonus is a specified percentage of the executive's base salary, with the percentage being dependent on the executive's position grade. The maximum target bonus for the highest position grade is currently 35% of the executive's base salary. The performance component is a percentage rate measuring results achieved in comparison to the Company's Annual Operating Budget. Performance is judged on the basis of three scenarios: (i) sales at Annual Operating Budget; (ii) profit at Annual Operating Budget; and (iii) achievement of remaining bonus criteria and individual goals as established by the Committee. These goals are designed to achieve the Company's short-term and long-term objectives. Following determination by the Committee of the amounts of bonus payable, if any, to executives, 50% of the bonus is payable in cash and 50% is payable in shares of the Company's Common Stock. The number of shares is determined by dividing 50% of the total bonus by the fair market value of the Common Stock on the date of certification of payment of the bonus by the Committee.

No incentive bonuses were paid to executive officers in 2001 based upon the Compensation Plan criteria set forth above. Pursuant to authority delegated to the Committee by the Board of Directors to grant cash bonuses on a discretionary basis outside of the Compensation Plan, the Committee authorized the payment of a bonus of $2,000 to Robert W. Schnitzius (Chief Financial Officer, Treasurer and Secretary) based on the performance of the operations under his responsibility.

Stock Option Grants

The Committee has discretion to grant stock options to executive officers under the Company's 1995 Stock Option Plan. The Committee grants stock options with the goal of providing compensation and incentive to work toward the long-term success of the Company. In determining the time and date of grant and the number of shares subject thereto, the Committee may take into account the nature of the services rendered, the executive's potential contributions to the success of the Company's business, and such other facts as the Committee in its discretion deems appropriate. Each of the 2001 option awards to executive officers of the Company was made in accordance with the Company's 1995 Stock Option Plan.

CEO Compensation

Carlton E. Turner, Ph.D., D.Sc. has been the CEO of the Company since April 26, 1995. The CEO's 2001 base pay was determined by the Committee on the basis of its overall assessment of Dr. Turner's responsibilities, his past performance with the Company, and competitive market data on salary levels for pharmaceutical companies of similar size. Dr. Turner was not paid a bonus for 2001.

Summary

The Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and shareholder interests. As performance goals are met or exceeded, resulting in increased value to shareholders, executives are awarded commensurately. The Committee believes that compensation levels during fiscal 2001 adequately reflected the Company's compensation goals and policies.

Dated: March 21, 2002.

By the Members of the Committee:

George DeMott, Chairman
R. Dale Bowerman
Selvi Vescovi

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Report of the Audit Committee

To the Shareholders of Carrington Laboratories, Inc.:

The Audit Committee of the Board of Directors is responsible for overseeing the Company's financial reporting process and helping to ensure the reliability of the Company's financial statements. The Board of Directors has adopted a written Charter for the Audit Committee to follow in carrying out this responsibility.

Independence of Audit Committee Members

Each of the three members of the Audit Committee is independent, as that term is defined in Rule 4200(a)(14) of the National Association of Securities Dealers, Inc.'s listing standards.

Review and Discussions

The Audit Committee has reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2001. It has also discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 (*Communication with Audit Committees*). In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors at Ernst & Young LLP, as required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), and has discussed with the independent auditors their independence.

The Audit Committee has considered whether Ernst & Young LLP's performance of non-audit services for the Company is compatible with maintaining that firm's independence and has concluded that the performance of audit and non-audit services by that firm does not adversely affect its independence.

Fees

Audit Fees. The Company expects to pay Ernst & Young LLP aggregate fees of $118,000 for auditing the Company's financial statements for the year 2001 and reviewing the financial statements included in the Company's Form 10-Q Quarterly Reports filed with the Securities and Exchange Commission for that year.

Financial Information Systems Design and Implementation Fees. The Company did not engage Ernst & Young LLP to provide any financial information systems design and implementation services during the year 2001.

All Other Fees. Aggregate fees billed to the Company by Ernst & Young LLP for all other non-audit services rendered to the Company during the year 2001 were $9,800.

Recommendation to Include Audited Financial Statements in Annual Report

Based on the reviews and discussions referred to above, and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.

Dated: March 20, 2002

Audit Committee

R. Dale Bowerman, Chairman
Thomas J. Marquez
Selvi Vescovi

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EXECUTIVE COMPENSATION TABLES

The following table sets forth certain summary information regarding compensation awarded to, earned by or paid to the Chief Executive Officer of the Company and each other executive officer of the Company whose combined salary and bonus for the fiscal year ended December 31, 2001 exceeded $100,000 (collectively, the "named executive officers") for the years indicated.

Table 1

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards	
Name and Principal Position	Fiscal Year	Salary	Bonus (1)	Other Annual Compensation	Securities Underlying Options (No. of Shares)	All Other Compensation
Carlton E. Turner, Ph.D.,	2001	$314,780	$ 0	—	—	—
D.Sc., President and	2000	$284,780	$21,262	—	30,000	—
Chief Executive Officer	1999	$258,770	$21,300	—	30,000	—
Robert W. Schnitzius,	2001	$147,620	$ 2,000	—	20,000	—
Chief Financial Officer	2000	$134,820	$18,401	—	10,000	—
	1999	$128,100	$ 7,700	—	10,000	—
Kenneth M. Yates, D.V.M.,	2001	$144,820	$ 0	—	—	—
Vice President,	2000	$134,820	$12,526	—	10,000	—
Research & Development (2)	1999	$123,900	$ 7,100	—	10,000	—

(1) Each bonus for 2001, 2000 and 1999 was paid in cash.

(2) Dr. Yates was first elected as an executive officer of the Company on January 14, 1999.

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The following table sets forth certain information relating to options granted under the Company's 1995 Stock Option Plan to the named executive officers in fiscal year 2001.

Table 2

Options Granted During Year Ended December 31, 2001

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)	
Name	Number of Securities Underlying Options Granted (No. of Shares)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
Robert W. Schnitzius	20,000(2)	5.8%	$1.0500	12/13/10	$34,207	$54,469

(1) The assumed five percent and ten percent rates of stock price appreciation are specified by the Securities and Exchange Commission's proxy rules and do not reflect expected actual appreciation. The amounts shown represent the assumed values of the stock options (less the exercise prices) at the end of the ten-year periods beginning on the dates of grant and ending on the option expiration dates.

(2) Incentive stock option with a term of ten years and an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Option becomes exercisable with respect to one-half of the shares covered thereby in each year in the two-year period beginning one year after the date of grant.

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The following table sets forth certain information with respect to the exercise of options to purchase Common Stock of the Company during the year ended December 31, 2001, and outstanding options held at that date, by the named executive officers. For purposes of this table, the "value" of an outstanding option is the difference between the market price at December 31, 2001 of the shares of Common Stock underlying the option and the aggregate exercise price of such option. The unexercisable portions of such options have been valued as if such portions were exercisable in full on December 31, 2001, in accordance with Securities and Exchange Commission rules.

Table 3

Aggregated Option Exercises in Fiscal Year Ended December 31, 2001 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (No. of Shares)	Value Realized	Number of Securities Underlying Unexercised Options at 12/31/01 (No. of Shares)		Value of Unexercised In-the-Money Options at 12/31/01	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Carlton E. Turner, Ph.D., D.Sc.	—	—	217,000	30,000	—	—
Robert W. Schnitzius	—	—	59,999	30,001	—	—
Kenneth M. Yates, D.V.M.	—	—	76,929	10,001	—	—

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PERFORMANCE GRAPH

The following graph sets forth for the years indicated the cumulative total shareholder return for the Company's Common Stock, the Nasdaq Stock Market - U.S. Index, and a Company-constructed Peer Group(2). The information reflected in the graph was provided to the Company by Research Holdings, Ltd. of San Francisco, California.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG CARRINGTON LABORATORIES, INC.,
THE NASDAQ STOCK MARKET (U.S.) INDEX AND A PEER GROUP



350
300
250
200
150
100
50
0
DOLLARS
12/96
12/97
12/98
12/99
12/00
12/01
CARRINGTON LABORATORIES, INC.
NASDAQ STOCK MARKET (U.S.)
PEER GROUP

*$100 Invested on 12/31/96 in stock or index - including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative Total Return (1)					
	12/96	12/97	12/98	12/99	12/00	12/01
Carrington Laboratories, Inc.	100	55.65	27.42	25.81	12.90	13.17
Nasdaq Stock Market - U.S.	100	122.48	172.68	320.89	193.01	153.15
Peer Group(2)	100	92.64	51.62	96.57	148.19	128.24

(1) Total return assuming reinvestment of dividends. Assumes $100 invested on December 31, 1996 in the Company's Common Stock, The Nasdaq Stock market - U.S. Index.

(2) The Peer Group comprises the following companies: Atrix Labs Inc., Cell Therapeutics Inc., Cellegy Pharmaceuticals Inc., Collagenex Pharmaceuticals Inc., Columbia Labs Inc., Cubist Pharmaceuticals Inc., Depomed Inc., Draxis Health Inc., Dusa Pharmaceuticals Inc., Essential Therapeutics, Inc., Immulogic Pharmaceutical Corp., Immunogen Inc., Insite Vision Inc., Kos Pharmaceuticals Inc., Matrix Pharmaceutical Inc., Nastech Pharmaceutical Inc., Natures Sunshine Products Inc., Neotherapeutics Inc., Noven Pharmaceuticals Inc., Onyx Pharmaceuticals

Inc., Pharmaceutical Res Inc., Quigley Corp., Regeneron Pharmaceuticals, Sciclone Pharmaceuticals Inc., Sheffield Pharmaceuticals Inc., Titan Pharmaceuticals Inc., Viropharma Inc. and Weider Nutrition International, Inc. The following companies were previously included in the Company-constructed Peer Group, but have been omitted from the Peer Group listed in the preceding sentence because they are no longer listed on an exchange: Asys Pharmaceuticals, Duramed Pharmaceuticals, Inc., and Trega Biosciences. Additionally, Microcide Pharmaceuticals is now listed in the Peer Group under its new name, Essential Therapeutics.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the fiscal year ended December 31, 2001, Dr. Carlton E. Turner filed one late report on Form 4 relating to one transaction that occurred during September 2001 and George DeMott filed one late report on Form 4 relating to one transaction that occurred during December 2000. In making these disclosures, the Company has relied solely on written representations of its directors and executive officers and copies of the reports filed by them with the Securities and Exchange Commission.

SHAREHOLDER PROPOSALS

The 2003 annual meeting of the shareholders of the Company is tentatively scheduled to be held on May 15, 2003. Shareholder proposals intended to be included in the Company's proxy statement for the 2003 annual meeting must be received by the Company no later than December 13, 2002 in accordance with Rule 14a-8 of the Securities and Exchange Commission.

With respect to shareholder proposals that are not intended to be included in the Company's proxy statement, the Bylaws of the Company provide that notice of any such shareholder proposal nominating persons for election to the Board of Directors of the Company must be received at the Company's principal executive office not later than 90 days prior to the annual meeting, and all other shareholder proposals must be received not later than 60 days in advance of the annual meeting if the meeting is to be held within 30 days preceding the anniversary of the previous year's annual meeting, or 90 days in advance of the meeting if it is to be held on or after the anniversary of the previous year's meeting.

ANNUAL REPORT

The Company has provided without charge to each person whose proxy is solicited hereby a copy of the Company's 2001 Annual Report, which includes a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission. Additional copies of the 2001 Annual Report, including the Form 10-K, may be obtained without charge upon written request to Robert W. Schnitzius, Chief Financial Officer, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038.

MISCELLANEOUS

The accompanying proxy is being solicited on behalf of the Board of Directors of the Company. The expense of preparing, printing and mailing the form of proxy and the material used in the solicitation thereof will be borne by the Company. In addition to the use of the mails, proxies may be solicited by personal interview, telephone, telefacsimile, electronic mail and telegram by directors, officers, and employees of the Company, who will receive no additional compensation for such activities. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and the Company may reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith.

By Order of the Board of Directors

George DeMott, Chairman of the Board

Irving, Texas
April 15, 2002

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CARRINGTON LABORATORIES, INC.

1995 STOCK OPTION PLAN

As Amended and Restated Effective January 15, 1998
And Further Amended Through May 17, 2001

ARTICLE I

General

Section 1.01. Purpose. It is the purpose of the Plan to promote the interests of the Company and its shareholders by attracting, retaining and stimulating the performance of selected Employees, Directors and Consultants by giving such Employees, Directors and Consultants the opportunity to acquire a proprietary interest in the Company and an increased personal interest in its continued success and progress.

Section 1.02. Definitions. As used herein the following terms have the following meanings:

(a) "Affiliate" means any parent or subsidiary corporation of the Company within the meaning of Section 424(e) and (f) of the Code.

(b) "Board" means the Board of Directors of the Company.

(c) "Code" means the Internal Revenue Code of 1986, as amended.

(d) "Committee" means the Stock Option Committee described in Article II hereof.

(e) "Common Stock" means the $0.01 par value Common Stock of the Company.

(f) "Company" means Carrington Laboratories, Inc., a Texas corporation.

(g) "Consultant" means any consultant or advisor of the Company or an Affiliate who is not an Employee or Director, provided that bona fide services are rendered by the consultant or advisor and such services are not in connection with the offer or sale of securities in a capital-raising transaction.

(h) "Director" means a member of the Board.

(i) "Employee" means any employee of the Company or an Affiliate.

(j) "Employee-Director" means an Employee who is a Director.

(k) "Fair Market Value" means (A) the closing sales price of the Common Stock on the date in question (or, if there is no reported sale on such date, then on the last preceding date on which a reported sale occurred), as reported on the NASDAQ National Market (if the Common Stock is not listed on a national securities exchange and sales of the Common Stock are regularly reported on such market), or as reported on a national securities exchange (if the Common Stock is listed for trading on such exchange), or (B) the mean between the bid and ask prices of the Common Stock on the date in question (or, if there is no report of such prices on such date, then on the last preceding date on which such prices were reported), as reported by the National Association of Securities Dealers, Inc.

(l) "Option" means any option to purchase shares of Common Stock granted pursuant to the provisions of the Plan.

(m) "Optionee" means an Employee, Outside Director or Consultant who has been granted an Option under the Plan.

(n) "Outside Director" means a Director who is not an Employee.

(o) "Plan" means this Carrington Laboratories, Inc. 1995 Stock Option Plan, as amended and restated effective January 15, 1998.

Section 1.03. Number of Shares. Options may be granted by the Company from time to time under the Plan to purchase an aggregate of 1,500,000 shares of the authorized Common Stock. If any Option expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to such expired or terminated Option shall be available for purposes of the Plan.

ARTICLE II

Administration

The Plan shall be administered by a Stock Option Committee which shall consist of two or more Outside Directors, each of whom shall be a disinterested person within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Rule 16b-3"), or any similar rule or regulation promulgated thereunder. Each member of the Committee shall be appointed by and shall serve at the pleasure of the Board. The Board shall have the sole continuing authority to appoint members of the Committee both in substitution for members previously appointed and to fill vacancies however caused. The following provisions shall apply to the administration of the Plan:

(a) The Committee shall designate one of its members as Chairman and shall hold meetings at such times and places as it may determine. Each member of the Committee shall be notified in writing of the time and place of any meeting of the Committee at least two days prior to such meeting, provided that such notice may be waived by a Committee member. A majority of the members of the Committee shall constitute a quorum, and any action taken by a majority of the members of the Committee present at any duly called meeting at which a quorum is present (as well as any action unanimously approved in writing) shall constitute action by the Committee.

(b) The Committee may appoint a Secretary (who need not be a member of the Committee) who shall keep minutes of its meetings. The Committee may make such rules and regulations for the conduct of its business as it may determine.

(c) The Committee shall have full authority, subject to the express provisions of the Plan, to interpret the Plan, to provide, modify and rescind rules and regulations relating thereto, to determine the terms and provisions of each Option and the form of each option agreement evidencing an Option granted under the Plan and to make all other determinations and perform such actions as the Committee deems necessary or advisable to administer the Plan. In addition, the Committee shall have full authority, subject to the express provisions of the Plan, to determine the Employees, Outside Directors and Consultants to whom Options shall be granted, the time or date of grant of each such Option, the number of shares subject thereto, and the price at which such shares may be purchased. In making such determinations, the Committee may take into account the nature of the services rendered by the Employee, Outside Director or Consultant, his present and potential contributions to the success of the Company's business and such other facts as the Committee in its discretion shall deem appropriate to carry out the purposes of the Plan.

(d) Notwithstanding the authority hereby delegated to the Committee to grant Options under the Plan, the Board also shall have full authority, subject to the express provisions of the Plan, to grant Options under the Plan, to interpret the Plan, to provide, modify and rescind rules and regulations relating to it, to determine the terms and provisions of Options granted under the Plan and to make all other determinations and perform such actions as the Board deems necessary or advisable to administer the Plan.

(e) No member of the Committee or the Board shall be liable for any action taken or determination made in good faith with respect to the Plan or any Option granted hereunder.

ARTICLE III

Grants of Options to Outside Directors

Section 3.01. Grants of Options. At any time and from time to time on or after January 15, 1998, during the term of the Plan and subject to the express provisions hereof, Options may be granted by the Committee to any Outside Director for such number of shares of Common Stock as the Committee in its discretion shall deem to be in the best interest of the Company and which will serve to further the purposes of the Plan. The Options granted under this Article III shall not be incentive stock options under Section 422 of the Code.

Section 3.02. Price. The purchase price per share of Common Stock under each Option granted under this Article III shall be determined by the Committee but in no event shall be less than 100% of the Fair Market Value per share of Common Stock on the date of grant of such Option.

Section 3.03. Option Period and Terms of Exercise of Options. Except as otherwise provided for herein, each Option granted to an Outside Director under the Plan shall be exercisable in whole or in part during such period as the Committee shall determine, which period shall not be longer than ten years from the date of grant of such Option. Any Option granted to an Outside Director shall remain effective during its entire term regardless of whether the Optionee continues to serve as a Director; provided, however, that the otherwise unexpired portion of any Option granted hereunder to an Outside Director shall expire and become null and void immediately upon the termination of such Outside Director's Board membership if such Outside Director ceases to serve on the Board by reason of such Outside Director's (a) fraud or intentional misrepresentation, or (b) embezzlement, misappropriation or conversion of assets or opportunities of the Company or any Affiliate. Nothing in the Plan or in any option agreement evidencing an Option granted under the Plan to an Outside Director shall confer upon such Director any right to continue as a Director of the Company.

ARTICLE IV

Grants of Options to Employees

Section 4.01. Grants of Options. At any time and from time to time during the term of the Plan and subject to the express provisions hereof, Options may be granted by the Committee to any Employee for such number of shares of Common Stock as the Committee in its discretion shall deem to be in the best interest of the Company and which will serve to further the purposes of the Plan. The Committee, in its discretion, may designate any Option granted to an Employee as an incentive stock option intended to qualify under Section 422 of the Code; provided, however, that the aggregate Fair Market Value of the Common Stock with respect to which incentive stock options granted to an Employee under the Plan (including all options qualifying as incentive stock options pursuant to Section 422 of the Code granted to such Employee under any other plan of the Company or any Affiliate) are exercisable for the first time by such Employee during any calendar year shall not exceed $100,000, determined as of the date the incentive stock option is granted. If an Option that is intended to be an incentive stock option shall be granted and such Option does not comply with the proviso of the immediately preceding sentence, such Option shall not be void but shall be deemed to be an incentive stock option to the extent it does not exceed the limit established by such proviso and shall be deemed a nonqualified stock option to the extent it exceeds that limit.

The aggregate number of shares of Common Stock for which any Employee may be granted Options under the Plan during any one calendar year shall not exceed 75,000.

Section 4.02. Price. The purchase price per share of Common Stock under each Option granted under this Article IV shall be determined by the Committee but in no event shall be less than 100% of the Fair Market Value per share of Common Stock at the time the Option is granted; provided, however, that the purchase price per share of Common Stock under any incentive stock option granted to an Optionee who, at the time such incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate shall be at least 110% of the Fair Market Value per share of Common Stock at the date of grant.

Section 4.03. Option Period and Terms of Exercise of Employee Options. Except as otherwise provided for herein, each Option granted to an Employee under the Plan shall be exercisable during such period as the Committee shall determine; provided, however, that the otherwise unexpired portion of any Option granted to an Employee shall expire and become null and void no later than upon the first to occur of (i) the expiration of ten years from the date such Option was granted, (ii) the expiration of 30 days from the date of termination of the Optionee's employment with the Company or an Affiliate for any reason other than his retirement, death or disability, (iii) the expiration of one year from the date of termination of the Optionee's employment with the Company or an Affiliate by reason of his death or disability, (iv) the expiration of three years from the date of termination of such Optionee's employment with the Company or an Affiliate by reason of his retirement, or (v) the expiration of two years from the date of such Optionee's death following the termination of his employment with the Company or an Affiliate by reason of his retirement.

Anything herein to the contrary notwithstanding, the otherwise unexpired portion of any Option granted to an Employee hereunder shall expire and become null and void immediately upon the termination of such Employee's employment with the Company or an Affiliate by reason of such Employee's fraud, dishonesty or performance of other acts detrimental to the Company or an Affiliate, or if, following the termination of the Employee's employment with the Company or an Affiliate, the Company determines that there is good cause to cancel such Option.

Any incentive stock option granted to an Optionee who, at the time such incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate shall not be exercisable after the expiration of five years from the date of its grant.

Under the provisions of any option agreement evidencing an Option granted to an Employee, the Committee may limit the number of shares purchasable thereunder in any period or periods of time during which the Option is exercisable and may impose such other terms and conditions upon the exercise of an Option as are not inconsistent with the terms of the Plan; provided, however, that the Committee, in its discretion, may accelerate the exercise date of any such Option.

Section 4.04. Termination of Employment. A transfer of employment among the Company and any of its Affiliates shall not be considered to be a termination of employment for the purposes of the Plan. Nothing in the Plan or in any option agreement evidencing an Option granted under the Plan to an Employee, including an Employee-Director, shall confer upon any Optionee any right to continue in the employ of the Company or any Affiliate or in any way interfere with the right of the Company or any Affiliate to terminate the employment of the Optionee at any time, with or without cause.

ARTICLE V

Grant of Options to Consultants

Section 5.01. Grant of Options. At any time and from time to time during the term of the Plan and subject to the express provisions hereof, Options may be granted by the Committee to any Consultant for such number of shares of Common Stock as the Committee in its discretion shall deem to be in the best interest of the Company and which will serve to further the purposes of the Plan. The Options granted under this Article V shall not be incentive stock options under Section 422 of the Code.

Section 5.02. Price. The purchase price per share of Common Stock under each Option granted under this Article V shall be determined by the Committee but in no event shall be less than 100% of the Fair Market Value per share of Common Stock at the time the Option is granted.

Section 5.03. Option Period and Terms of Exercise of Consultant Options. Except as otherwise provided for herein, each Option granted to a Consultant under the Plan shall be exercisable during such period as the Committee shall determine; provided, however, that the otherwise unexpired portion of any Option granted to a Consultant shall expire and become null and void no later than upon the first to occur of (i) the expiration of ten years from the date such Option was granted or (ii) the expiration of one year from the date of the Consultant's death. Anything herein to the contrary notwithstanding, the otherwise unexpired portion of any Option granted to a Consultant hereunder shall expire and become null and void immediately upon the termination of the Consultant's services to the Company or an Affiliate by reason of the Consultant's fraud, dishonesty or performance of other acts detrimental to the Company or an Affiliate, or if, at any time during or after the performance of the Consultant's services to the Company or an Affiliate, the Company determines that there is good cause to cancel such Option.

Under the provisions of any option agreement evidencing an Option granted to a Consultant, the Committee may limit the number of shares purchasable thereunder in any period or periods of time during which the Option is exercisable and may impose such other terms and conditions upon the exercise of an Option as are not inconsistent with the terms of the Plan; provided, however, that the Committee, in its discretion, may accelerate the exercise date of any such Option.

Section 5.04. Termination of Consulting Service. Nothing in the Plan or in any option agreement evidencing an Option granted under the Plan to a Consultant shall confer upon any Consultant any right to continue as a consultant or advisor of the Company or any Affiliate or in any way interfere with the right of the Company or any Affiliate to terminate the services of the Consultant at any time, with or without cause.

ARTICLE VI

Miscellaneous

Section 6.01. Adjustments Upon Changes in Common Stock. In the event the Company shall effect a split of the Common Stock or a dividend payable in Common Stock, or in the event the outstanding Common Stock shall be combined into a smaller number of shares, the maximum number of shares as to which Options may be granted under the Plan shall be decreased or increased proportionately. In the event that, before delivery by the Company of all of the shares of Common Stock for which any Option has been granted under the Plan, the Company shall have effected such a split, dividend or combination, the shares still subject to such Option shall be increased or decreased proportionately and the purchase price per share shall be decreased or increased proportionately so that the aggregate purchase price for all of the shares then subject to such Option shall remain the same as immediately prior to such split, dividend or combination.

In the event of a reclassification of Common Stock not covered by the foregoing, or in the event of a liquidation or reorganization (including a merger, consolidation or sale of assets) of the Company, the Board shall make such adjustments, if any, as it may deem appropriate in the number, purchase price and kind of shares covered by the unexercised portions of Options theretofore granted under the Plan. The provisions of this Section shall only be applicable if, and only to the extent that, the application thereof does not conflict with any valid governmental statute, regulation or rule.

Subject to Article VI, Section 6.02 of the Plan, and notwithstanding any indication to the contrary in the preceding paragraphs of this Section 6.01, upon the occurrence of a "Change in Control" (as hereinafter defined) of the Company, the maturity of all Options then outstanding under the Plan (other than Options granted under Article V hereof) shall be accelerated automatically, so that all such Options shall become exercisable in full with respect to all shares as to which they shall not have previously been exercised or become exercisable; provided, however, that no such acceleration shall occur with respect to Options held by optionees whose employment with the Company or an Affiliate shall have terminated prior to the occurrence of such Change in Control.

For purposes of the Plan, a "Change in Control" of the Company shall be deemed to have occurred if:

(a) the shareholders of the Company shall approve:

(i) any merger, consolidation or reorganization of the Company (a "Transaction") in which the shareholders of the Company immediately prior to the Transaction would not, immediately after the Transaction, beneficially own, directly or indirectly, shares representing in the aggregate more than 50% of all votes to which all shareholders of the corporation issuing cash or securities in the Transaction (or of its ultimate parent corporation, if any) would be entitled under ordinary circumstances in the election of directors, or in which the members of the Company's Board immediately prior to the Transaction would not, immediately after the Transaction, constitute a majority of the board of directors of the corporation issuing cash or securities in the Transaction (or of its ultimate parent corporation, if any),

(ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions contemplated or arranged by any party as a single plan) of all or substantially all of the Company's assets, or

(iii) any plan or proposal for the liquidation or dissolution of the Company;

(b) individuals who constitute the Company's Board as of April 1, 1995 (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this subparagraph (b), any individual who becomes a Director of the Company subsequent to April 1, 1995, and whose election, or nomination for election by the Company's shareholders, is approved by a vote of at least a majority of the Incumbent Directors who are Directors at the time of such vote, shall be considered an Incumbent Director; or

(c) any "person," as that term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than the Company, any of its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any entity organized, appointed or established by the Company for or pursuant to the terms of such plan), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, shall become the "beneficial owner" or "beneficial owners" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of securities of the Company representing in the aggregate 20% or more of either (i) the then outstanding shares of Common Stock or (ii) the combined voting power of all then outstanding securities of the Company having the right under ordinary circumstances to vote in an election of the Company's Board ("Voting Securities"), in either such case other than as a result of acquisitions of such securities directly from the Company.

Notwithstanding the foregoing, a "Change in Control" of the Company shall not be deemed to have occurred for purposes of subparagraph (c) of this Section 6.01 solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Common Stock or other Voting Securities outstanding, increases (i) the proportionate number of shares of Common Stock beneficially owned by any person to 20% or more of the shares of Common Stock then outstanding or (ii) the proportionate voting power represented by the Voting Securities beneficially owned by any person to 20% or more of the combined voting power of all then outstanding Voting Securities; provided, however, that if any person referred to in clause (i) or (ii) of this sentence shall thereafter become the beneficial owner of any additional shares of Common Stock or other Voting Securities (other than as a result of a stock split, stock dividend or similar transaction), then a "Change in Control" of the Company shall be deemed to have occurred for purposes of subparagraph (c) of this Section 6.01.

Section 6.02. Amendment and Termination of the Plan. Subject to the right of the Board to terminate the Plan prior thereto, the Plan shall terminate at the expiration of ten years from April 1, 1995. No Options may be granted after termination of the Plan. The Board may at any time suspend, terminate, amend or modify the Plan; provided, however, that no amendment or modification of the Plan shall become effective without the approval of such amendment or modification by the shareholders of the Company if the Company, on the advice of counsel, determines that such shareholder approval is necessary or desirable. Upon termination of the Plan, the terms and provisions of the Plan shall, notwithstanding such termination, continue to apply to Options granted prior to such termination. No suspension, termination, amendment or modification of the Plan shall adversely affect the rights of an Optionee under an Option, except with the consent of such Optionee.

Section 6.03. Payment of Purchase Price; Application of Funds. Upon exercise of an Option, the purchase price shall be paid in full in cash or by check; provided, however, that at the request of an Optionee and to the extent permitted by applicable law, the Company shall approve reasonable arrangements with Optionees who are Outside Directors and may, in its sole and absolute discretion, approve reasonable arrangements with one or more Optionees who are Employees or Consultants and their respective brokerage firms, under which such an Optionee may exercise his Option by delivering to the Company an irrevocable notice of exercise, together with such other documents as the Company shall require, and the Company shall, upon receipt of full payment in cash or by check of the purchase price and any other amounts due in respect of such exercise, deliver to such Optionee's brokerage firm one or more certificates representing the shares of Common Stock issued in respect of such exercise. The proceeds of any sale of Common Stock covered by Options shall constitute general funds of the Company. Upon exercise of an Option, the Optionee will be required to pay to the Company the amount of any federal, state or local taxes required by law to be withheld in connection with such exercise.

Section 6.04. Requirements of Law. The granting of Options and the issuance of Common Stock upon the exercise of an Option shall be subject to all applicable laws, rules and regulations and to such approval by governmental agencies as may be required.

Section 6.05. Nontransferability of Options. An Option granted under the Plan shall not be transferable by the Optionee except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionee only by the Optionee.

Section 6.06. Investment Letter. The Company's obligation to deliver Common Stock with respect to an Option shall be conditioned upon its receipt from the Optionee to whom such Common Stock is to be delivered of an executed investment letter containing such representations and agreements as the Committee may determine to be necessary or advisable in order to enable the Company to issue and deliver such Common Stock to such Optionee in compliance with the Securities Act of 1933 and other applicable federal, state or local securities laws or regulations.

Section 6.07. Date of Adoption and Effective Date of the Plan. The original Carrington Laboratories, Inc. 1995 Stock Option Plan (the "Original Plan") became effective on April 1, 1995. The first amendment and restatement of the Original Plan became effective on March 27, 1996. This second amendment and restatement of the Original Plan was approved by the Board on January 15, 1998 and shall be deemed effective as of that date, provided it is duly approved by the holders of a majority of the shares of Common Stock present or represented and entitled to vote at the 1998 annual meeting of shareholders of the Company. If not so approved, this second amendment and restatement of the Original Plan shall be null and void, any Options granted hereunder to Outside Directors on or after January 15, 1998 and prior to the date of the 1998 annual meeting of shareholders of the Company shall be null and void, and the first amendment and restatement of the Original Plan shall remain in full force and effect in accordance with its terms.

Section 6.08. Gender. Words of any gender used in the Plan shall be construed to include any other gender, unless the context requires otherwise.

ANNUAL REPORT TO STOCKHOLDERS

ON

FORM 10-K

[THIS PAGE IS INTENTIONALLY BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001
Commission File Number 0-11997

Carrington Laboratories, Inc.

(Exact name of Registrant as specified in its charter)

Texas	75-1435663
(State of Incorporation)	(IRS Employer ID No.)

2001 Walnut Hill Lane, Irving, Texas 75038
(Address of principal executive offices)

Registrant's telephone number, including area code: (972) 518-1300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:

Common Stock ($.01 par value)
(Title of class)
Preferred Share Purchase Rights
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the Common Stock held by non-affiliates of the Registrant on March 18, 2002, was $21,112,810. (This figure was computed on the basis of the closing price of such stock on the NASDAQ National Market on March 18, 2002, using the aggregate number of shares held on that date by, or in nominee name for, shareholders who are not officers, directors or record holders of 10% or more of the Registrant's outstanding voting stock. The characterization of such officers, directors and 10% shareholders as affiliates is for purposes of this computation only and should not be construed as an admission for any other purpose that any of such persons are, in fact, affiliates of the Registrant.)

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:

9,833,713 shares of Common Stock, par value $.01 per share, were outstanding on March 18, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its annual meeting of shareholders to be held on May 16, 2002 are incorporated by reference into Part III hereof, to the extent indicated herein.

ITEM 1. BUSINESS.

General

Carrington Laboratories, Inc. ("Carrington" or the "Company") is a research-based biopharmaceutical, medical device and raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company is comprised of two business segments. See Note Twelve to the consolidated financial statements in this Annual Report for financial information about these business divisions. The Company sells prescription and nonprescription human and veterinary products through its Medical Services Division and consumer and bulk raw material products through its consumer products subsidiary, Caraloe, Inc. The Company's research and product portfolio are based primarily on complex carbohydrates isolated from the *Aloe vera* L. plant.

The Company was incorporated in Texas in 1973 as Ava Cosmetics, Inc. In 1986, the Company sold the direct sales business it was then operating and changed its name to Carrington Laboratories, Inc.

Medical Services Division

Carrington's Medical Services Division offers a comprehensive line of wound management products to hospitals, alternate care facilities, cancer centers and the home health care market. The Company's products are designed to provide patients with the highest quality of care. Carrington products are used in a wide range of acute and chronic wounds, for skin conditions and incontinence care. The primary marketing emphasis for Carrington's wound and skin care products is directed toward hospitals, nursing homes, alternate care facilities, cancer centers, home health care providers and managed care organizations. The wound and skin care product lines are being promoted primarily to physicians and specialty nurses, e.g., enterostomal therapists.

In response to changing market conditions, the Company decided during 2000 to redirect the distribution of its Medical Services products from multiple distributors to a single, sole-source distributor. As a result of this decision, the Company entered into an exclusive Distributor and License Agreement effective December 1, 2000 with Medline Industries, Inc. ("Medline"). Medline is now responsible for all sales and marketing and distribution efforts for Carrington's wound and skin care product lines. The Company also has a Supply Agreement with Medline that allows the Company to manufacture specific products where the Company can meet or reduce Medline's current purchase price.

The Company maintains control of certain national pricing agreements which cover hospitals, alternate care facilities, home health care agencies and cancer centers. These agreements allow Medline representatives to make presentations in member facilities throughout the country.

The Company has several distribution and licensing agreements for the sale of its products into international markets. The Company also sells wound care products into international markets on a non-contract, purchase order basis. Opportunities in the growing Internet market are also addressed through the Company's websites, www.carringtonlabs.com. and www.woundcare.com.

The Company also markets Acemannan Immunostimulant™, a product fully licensed by the United States

Department of Agriculture ("USDA") as an adjuvant therapy for certain cancers in dogs and cats. In addition, the Company markets several wound and skin care products to the veterinary market.

In 1996, the Company signed an agreement with Farnam Companies, Inc., a leading veterinary marketing company, to promote and sell the CarraVet® product line, including Acemannan Immunostimulant™. The CarraVet® product line currently consists of four products.

Consumer Health

Caraloe, Inc., a subsidiary of the Company ("Caraloe"), markets or licenses consumer products and bulk raw materials utilizing the Company's patented complex carbohydrate technology into the consumer health and nutritional products markets. Caraloe's premier product is Manapol® powder, a bulk raw material rich in complex carbohydrates. Manapol® powder is marketed to manufacturers of nutritional products who desire quality complex carbohydrate ingredients for their finished products. Caraloe also markets finished products containing Manapol® powder into domestic health and nutritional products markets through health food stores and over the Internet at www.AloeVera.com and into international markets on a non-contract, purchase order basis. In the fourth quarter of 2000, Caraloe introduced a new raw material, Hydrapol™, for use by cosmetic manufacturers. Caraloe also offers contract manufacturing services to the nutritional and skin care market.

In 1997, Caraloe signed a non-exclusive supply agreement with a major customer to supply Manapol® powder. This agreement was renewed through July 2002 and contains monthly minimum purchase requirements. During 1999, 2000 and 2001, sales of Manapol® powder to this customer represented 41%, 38% and 30%, respectively, of the Company's total consolidated net sales.

Research and Development

General

Carrington has developed proprietary processes for obtaining materials from *Aloe vera* L. The Company intends to seek approval of the Food and Drug Administration (the "FDA") and other regulatory agencies to sell products containing materials obtained from *Aloe vera* L. in the United States and in foreign countries. For a more comprehensive listing of the type, indication and status of products currently under development by the Company, see "Research and Development — Summary" below. The regulatory approval process, both domestically and internationally, can be protracted and expensive, and there is no assurance that the Company will obtain approval to sell its products for any treatment or use (see "Governmental Regulation" below).

The Company expended approximately $5,300,000, $3,602,000 and $2,442,000 on research and development in fiscal 1999, 2000 and 2001, respectively. Of the total expenditures for 1999, $2,866,000 reflect clinical trial costs associated with the Phase III trial in ulcerative colitis, which also accounted for approximately $623,000 of the 2000 expenditures. Basic research funding was decreased in 2001 by 18%.

The Company's Research and Development group moved in August 2001 to its new laboratory facilities and began restructuring to better accomplish company goals to support current business. See "Item 2 Properties". The group was divided into two sections with the basic research and discovery personnel focusing on drug delivery and neutropenia while the remainder of personnel were organized to support business activities associated with wound care, nutriceuticals and contract manufacturing.

Basic and Preclinical Research

The Company believes that its products' functionality and/or pharmacological activity make them potential candidates for further development as pharmaceutical or therapeutic agents. In 2002, the Company's preclinical efforts will continue to focus on supporting existing business through developing proof of concept data for potential pharmaceutical partners. There is no assurance, however, that the Company will be successful in its efforts.

The Company sponsors a research and development laboratory at Texas A&M University in association with the College of Veterinary Medicine to expand preclinical research in various product applications and mechanisms of action. Pursuant to this arrangement, the Company has access to leading authorities in immunology and cell biology, as well as facilities and equipment to engage in experimentation and analysis at the basic research level.

In 1998, a new and unique complex carbohydrate (CR1013) was isolated from *Aloe vera* L. Basic proof of concept research is continuing on this material, which includes both pharmacology and toxicology studies. Selected studies have been completed through sponsored research at Texas A&M and Southern Research Institute. Pilot scale production has been accomplished and studies to refine the process are ongoing. The technology has varied utility, but the primary focus of research is in the area of drug delivery. Three patents covering this invention have been issued to the Company with two patents pending. The composition and process patent was issued in 1999. The Company formed DelSite Biotechnologies, Inc., a wholly owned subsidiary, in October 2001 as a vehicle to further the development of CR1013.

Basic research studies also continued at the University of Nebraska evaluating the ability of one of the Company's research products to reverse the neutropenia effects of radiation treatment. Proof of concept studies to better understand the mechanism of action and product dose effects were completed in 2001. Further development opportunities are being explored and evaluated.

Human Clinical Studies

Evaluation of Carrington® Oral Wound Rinse for Pain Associated with Mucositis. In March 1997, the FDA cleared Carrington to market an Oral Wound Rinse for the management and relief of pain associated with mucositis and all types of oral wounds. A 20 patient trial of a new formulation for the product was completed in 2001. This trial evaluated the effectiveness and duration of effect of Carrington® Oral Wound Rinse. All patients in the trial reported that they experienced pain relief immediately upon use of the product and 80% reported the duration of relief was 4-6 hours.

Evaluation of the SaliCept™ Oral Patch for Reduction in the Incidence of Dry Socket. An independent study conducted in 2000 that compared the incidence of alveolar osteitis ("AO", also known as dry socket) in patients treated with Gelfoam® soaked with an antibiotic or SaliCept™ Patches was conducted in 2000. A retrospective evaluation was performed of 587 records of Gelfoam® treated patients compared to a prospective trial of 608 patients treated with SaliCept™ Patches. The SaliCept™ Patch significantly reduced the incidence of AO when compared to the antibiotic-soaked Gelfoam®. The study results were filed with the FDA and the Company was granted clearance by the agency in the fourth quarter 2001 to market the patch as a 510(k) device for management of AO.

Research and Development Summary

The following table outlines the status of the products and potential indications of the Company's products developed, planned or under development. There is no assurance of successful development, completion or regulatory approval of any product not yet on the market.

PRODUCTS AND POTENTIAL INDICATIONS DEVELOPED, PLANNED OR UNDER DEVELOPMENT

PRODUCT OR POTENTIAL INDICATION	POTENTIAL MARKET APPLICATIONS	STATUS
Topical		
Dressings	Pressure and Vascular Ulcers	Marketed
Dressings	Diabetic Ulcers, Surgical Wounds	Marketed
Cleansers	Wounds	Marketed
Anti-fungal	Cutaneous Fungal Infection	Marketed
Hydrocolloids	Wounds	Marketed
Alginates	Wounds	Marketed
Oral		
Human		
Pain Reduction	Mucositis	Marketed
Dental		
Pain Reduction	Aphthous Ulcers, Oral Wounds	Marketed
Post Extraction Wounds	Oral Surgery	Marketed
Injectable		
Human		
Neutropenia	Neutropenia associated with cancer	Discovery
CR1013	Drug delivery	Preclinical
Veterinary		
Adjunct for cancer	Fibrosarcoma	Marketed

Licensing Strategy

The Company expects that prescription pharmaceutical products containing certain defined drug substances will require a substantial degree of development effort and expense. Before governmental approval to market any such product is obtained, the Company may license these products for certain indications to other pharmaceutical companies in the United States or foreign countries and require such licensees to undertake the steps necessary to obtain marketing approval in a particular country or for specific indications.

Similarly, the Company intends to license third parties to market products containing defined chemical entities for certain human indications when it lacks the expertise or financial resources to market such products effectively. If the Company is unable to enter into such agreements, it may undertake marketing the products itself for such indications. The Company's ability to market these products for specific indications will depend largely on its financial condition at the time and the results of related clinical trials. There is no assurance that the Company will be able to enter into any license agreements with third parties or that, if such license agreements are concluded, they will contribute to the Company's overall profits.

Raw Materials and Processing

The principal raw material used by the Company in its operations is the leaf of the plant known as *Aloe vera* L. Through patented processes, the Company obtains several bulk freeze-dried aloe extracts from the central portion of the *Aloe vera* L. leaf known as the gel. A basic bulk mannan, Acemannan Hydrogel™, is used as an ingredient in certain of the Company's proprietary wound and skin care products.

The Company owns a 405-acre farm in the Guanacaste province of northwest Costa Rica which currently has approximately 113 acres planted with *Aloe vera* L. The Company is currently performing a land reclamation project on the farm to increase productive acreage. Currently, the Company's need for leaves exceeds the supply of harvestable leaves from the Company's farm, requiring the purchase of leaves from other sources in Costa Rica at prices comparable to the cost of acquiring leaves from the Company's farm. The Company has entered into several supply agreements with local suppliers near the Company's factory. The Company anticipates that the local suppliers will be able to meet all of its requirements for leaves in 2002.

The Company has a 24% ownership interest in Aloe and Herbs International, Inc., ("Aloe & Herbs"), a Panamanian corporation formed for the purpose of establishing an *Aloe vera* L. farm in Costa Rica. The Company has a leaf supply agreement with Rancho Aloe, S.A., a wholly owned subsidiary of Aloe & Herbs, which has a 5,000 acre farm in close proximity to the Company's farm. The agreement calls for a nominal price per kilogram of leaves supplied, with the final price payable to Rancho Aloe based upon the yield of the final product.

In September 1999, the Company leased approximately 17.6 acres of land from Rancho Aloe for one year with provisions for automatic renewal in one-year increments unless terminated by the Company or Rancho Aloe, and planted its own *Aloe vera* L. plants on the leased plot due to the lack of additional productive land on its own farm. The lease was automatically renewed in 2001 for an additional year. The Company also pays a monthly fee for the maintenance of the plot.

As of December 31, 2001, Rancho Aloe was providing an average of 74% of the Company's monthly requirement of leaves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for further information regarding the Company's relationship with Aloe & Herbs.

Manufacturing

Since 1995, the Company's wound and skin care product manufacturing facility has been located in the Company's headquarters in Irving, Texas. The Company believes that this manufacturing facility has sufficient capacity to provide for the present line of products and to accommodate new products and sales growth. Final packaging of certain of the Company's wound care products is completed by outside vendors. The Company's calcium alginates, films, hydrocolloids, foam dressings, gel sheets, tablets, capsules, and freeze-dried products are being provided by third parties.

All of the Company's bulk pharmaceutical products and freeze-dried *Aloe vera* L. extracts are produced in its processing plant in Costa Rica. This facility has the ability to supply the bulk aloe raw materials requirements of the Company's current product lines and bulk material contracts for the foreseeable future.

Competition

Research and Development. The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than the Company. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than the Company to develop, refine, manufacture and market products which have application to the same indications as the Company is exploring. The Company understands that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market certain products that will compete with the Company's products, both in its present wound care market and in markets associated with products the Company currently has under development.

Medical Services Division and Caraloe, Inc. The Company competes against many companies that sell products which are competitive with the Company's products, with many of its competitors using very aggressive marketing efforts. Many of the Company's competitors are substantially larger than the Company in terms of sales and distribution networks and have substantially greater financial and other resources. The Company's ability to compete against these companies will depend in part on the expansion of the marketing network for its products. The Company believes that the principal competitive factors in the marketing of its products are their quality, and that they are naturally based and competitively priced.

Governmental Regulation

The production and marketing of the Company's products, and the Company's research and development activities, are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drug devices for human use are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act, as amended (the "FFDC Act"), the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. For marketing outside the United States, the Company is subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary widely from country to country.

Food and Drug Administration. The contents, labeling and advertising of many of the Company's products are regulated by the FDA. The Company is required to obtain FDA approval before it can study or market any proposed prescription drugs and may be required to obtain such approval for proposed nonprescription products. This procedure involves extensive clinical research, and separate FDA approvals are required at various stages of product development. The approval process requires, among other things, presentation of substantial evidence to the FDA, based on clinical studies, as to the safety and efficacy of the proposed product.

After approval, manufacturers must continue to expend time, money and effort in production and quality control to assure continual compliance with the current Good Manufacturing Practices regulations. Also, under the new program for harmonization between Europe and the U.S. and the ISO 9001 Certification Program, a company can, under certain circumstances after application, have a new drug approved under a process known as centralization rather than having to go through a country-by-country approval in the

European Union. Certain of the Company's wound and skin care products are registered with the FDA as "devices" pursuant to the regulations under Section 510(k) of the FFDC Act. A device is a product used for a particular medical purpose, such as to cover a wound, with respect to which no pharmacological claim can be made. A device which is "substantially equivalent" to another device existing in the market prior to May 1976 can be registered with the FDA under Section 510(k) and marketed without further testing. A device which is not "substantially equivalent" is subject to an FDA approval process similar to that required for a new drug, beginning with an Investigational Device Exemption and culminating in a Premarket Approval. The Company has sought and obtained all its device approvals under Section 510(k). The Company currently markets seven (7) products which require a prescription as medical devices.

Other Regulatory Authorities. The Company's advertising and sales practices are subject to regulation by the Federal Trade Commission (the "FTC"), the FDA and state agencies. The Company's processing and manufacturing plants are subject to federal, state and foreign laws and to regulation by the Bureau of Alcohol, Tobacco and Firearms of the Department of the Treasury and by the Environmental Protection Agency (the "EPA"), as well as the FDA and USDA.

The Company believes that it is in substantial compliance with all applicable laws and regulations relating to its operations, but there is no assurance that such laws and regulations will not be changed. Any such change may have a material adverse effect on the Company's operations.

The manufacturing, processing, formulating, packaging, labeling and advertising of products of the Company's subsidiary, Caraloe, are also subject to regulation by one or more federal agencies, including the FDA, the FTC, the USDA and the EPA. These activities are also regulated by various agencies of the states, localities and foreign countries to which Caraloe's products are distributed and in which Caraloe's products are sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements.

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") revised the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation created a new statutory class of "dietary supplement" which includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet. DSHEA grandfathered, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, requires evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe. The majority of the products marketed by Caraloe are classified as dietary supplements under DSHEA.

Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the "NLEA"), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only limited health claims for dietary supplements. However, among other things, DSHEA amended, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA preapproval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g., "promotes cardiovascular health").

Advertising and label claims for dietary supplements and conventional foods have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA regulations or FTC decisions will not restrict the permissible scope of such claims.

Governmental regulations in foreign countries where Caraloe plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of Caraloe's products. Compliance with such foreign governmental regulations is generally the responsibility of Caraloe's distributors for those countries. These distributors are independent contractors over which Caraloe has limited control.

As a result of Caraloe's efforts to comply with applicable statutes and regulations, Caraloe has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. Caraloe cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

Patents and Proprietary Rights

As is industry practice, the Company has a policy of using patents, trademarks and trade secrets to protect the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating the Company's proprietary technology. The Company's policy is to protect aggressively its proprietary technology by seeking and enforcing patents in a worldwide program.

The Company has obtained patents or filed patent applications in the United States and approximately 26 other countries in three series regarding the compositions of acetylated mannan derivatives, the processes by which they are produced and the methods of their use. The first series of patent applications, relating to the compositions of acetylated mannan derivatives and certain basic processes of their production, was filed in a chain of United States patent applications and its counterparts in the other 26 countries. The first United States patent application in this first series, covering the composition claims of acetylated mannan derivatives, matured into United States Patent No. 4,735,935 (the "935 Patent"), which was issued on April 5, 1988. United States Patent No. 4,917,890 (the "890 Patent") was issued on April 17, 1990 from a divisional application to the 935 Patent. This divisional application pertains to most of the remaining claims in the original application not covered by the 935 Patent. The 890 Patent generally relates to the basic processes of producing acetylated mannan derivatives, to certain specific examples of such processes and to certain formulations of acetylated mannan derivatives. Two other divisional applications covering the remaining claims not covered by the 890 Patent matured into patents, the first on September 25, 1990, as United States Patent No. 4,959,214, and the second on October 30, 1990, as United States Patent No. 4,966,892. Foreign patents that are counterparts to the foregoing United States patents have been granted in some of the member states of the European Economic Community and several other countries.

The second series of patent applications related to preferred processes for the production of acetylated mannan derivatives. One of them matured into United States Patent No. 4,851,224, which was issued on July 25, 1989. This patent is the subject of a Patent Cooperation Treaty application and national foreign applications in several countries. An additional United States patent based on the second series was issued on September 18, 1990, as United States Patent No. 4,957,907.

The third series of patent applications, relating to the uses of acetylated mannan derivatives, was filed subsequent to the second series. Three of them matured into United States Patent Nos. 5,106,616, issued on April 21, 1992, 5,118,673, issued on June 2, 1992, and 5,308,838, issued on May 3, 1994. The Company has filed a number of divisional applications to these patents, each dealing with specific uses of acetylated mannan derivatives. Patent Cooperation Treaty applications based on the parent United States applications have been filed designating a number of foreign countries where the applications are pending. In addition, the Company has also obtained a patent in the United States relating to a wound cleanser, U.S. Patent No. 5,284,833, issued on February 8, 1994.

The Company has obtained a patent in the United States relating to a therapeutic device made from freeze-dried complex carbohydrate hydrogel (U.S. Patent No. 5,409,703, issued on April 25, 1995). A Patent Cooperation Treaty application based on the parent United States application has been filed designating a number of foreign countries where the applications are pending.

The Company has obtained patents in the United States (U.S. Patent No. 5,760,102, issued on June 2, 1998) and Taiwan (Taiwan Patent No. 89390, issued on August 21, 1997) related to the uses of a denture adhesive and also a patent in the United States relating to methods for the prevention and treatment of infections in animals (U.S. Patent No. 5,703,060, issued on December 30, 1997).

The Company obtained a patent in the United States (U.S. Patent No. 5,902,796, issued on May 11, 1999) related to the process for obtaining bioactive material from *Aloe vera* L.

The Company obtained an additional patent in the United States (U.S. Patent No. 5,929,051, issued on July 27, 1999) related to the composition and process for a new complex carbohydrate (pectin) isolated from *Aloe vera* L. Also obtained was a United States patent (U.S. Patent No. 5,925,357, issued on July 20, 1999) related to the process for a new *Aloe vera* L. product that maintains the complex carbohydrates with the addition of other substances normally provided by "Whole Leaf Aloe."

Additionally, the Company obtained a Japanese letters-patent (Patent No. 2888249, having a Patent Registration Date of February 19, 1999) for the use of acemannan (a) in a vaccine product; (b) in enhancing natural kill cell activity and in enhancing specific tumor cell lysis by white cells and/or antibodies; (c) in correcting malabsorption and mucosal cell maturation syndromes in man or animals; and (d) in reducing symptoms associated with multiple sclerosis.

The Company also received the grant of European Patent Application under No. 0611304, having the date of publication and mention of the grant of the patent of September 15, 1999. This European Letters Patent claims the use of acetylated mannan for the regulation of blood cholesterol levels and for the removal of plaque in blood vessels. A patent was also issued in South Korea. Applications are pending in Canada and Japan.

In addition, the Company obtained an Australian Patent (Patent No. 718631, having an Accepted Journal Date of April 20, 2000) on Uses of Denture Adhesive Containing Aloe Extract. On June 20, 2000 Singapore granted the Company a patent on Bioactive Factors of Aloe Vera Plants (P-No. 51748).

The Company received the grant of two U.S. patents (Patent No. 6,274,548 issued August 14, 2001, and Patent No. 6,313,103 issued November 6, 2001) associated with the use of pectins for purification, stabilization and delivery of certain growth factors. Other U.S. PCT applications on Aloe Pectin are pending. A U.S. patent application on growth factor and protease enzyme is also pending.

The Company has filed and intends to file patent applications with respect to subsequent developments and improvements when it believes such protection is in the best interest of the Company. Although the scope of protection which ultimately may be afforded by the patents and patent applications of the Company is difficult to quantify, the Company believes its patents will afford adequate protection to conduct the business operations of the Company. However, there can be no assurance that (i) any additional patents will be issued to the Company in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Company's patent protection or such challenges will not be successful, (iii) processes or products of the Company do not or will not infringe upon the patents of third parties or (iv) the scope of patents issued to the Company will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect the Company's efforts to develop, manufacture or market its products.

The Company also relies upon, and intends to continue to rely upon, trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. The Company typically enters into confidentiality agreements with its scientific consultants, and the Company's key employees have entered into agreements with the Company requiring that they forbear from disclosing confidential information of the Company and assign to the Company all rights in any inventions made while in the Company's employ relating to the Company's activities. Accordingly, the Company believes that its valuable trade secrets and unpatented proprietary know-how are adequately protected.

The technology applicable to the Company's products is developing rapidly. A substantial number of patents have been issued to other biopharmaceutical companies. In addition, competitors have filed applications for, or have been issued, patents and may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company. To the Company's knowledge, acetylated mannan derivatives do not infringe any valid, enforceable United States patents. A number of patents have been issued to others with respect to various extracts of the *Aloe vera* L. plant and their uses and formulations, particularly in respect to skin care and cosmetic uses. While the Company is not aware of any existing patents which conflict with its current and planned business activities, there can be no assurance that holders of such other *Aloe vera* L.-based patents will not claim that particular formulations and uses of acetylated mannan derivatives in combination with other ingredients or compounds infringe, in some respect, on these other patents. In addition, others may have filed patent applications and may have been issued patents relating to products and technologies potentially useful to the Company or necessary to commercialize its products or achieve their business goals. There is no assurance that the Company will be able to obtain licenses of such patents on acceptable terms.

The Company has given the trade name Carrasyn® to certain of its products containing acetylated mannans. The Company has filed a selected series of domestic and foreign trademark applications for the marks Manapol® powder, Carrisyn®, Carrasyn® and CarraGauze®. Further, the Company has registered the trademark AVMP® Powder and the trade name Carrington® in the United States. In 1999, the Company obtained four additional registered trademarks in Brazil. The Company believes that its trademarks and trade names are valuable assets.

In June 2000, the Company obtained registration in the United States of its mark AloeCeuticals® for its skin care products.

In addition, applications for the registration marks ISG™, APEC™, GELSITE™ and ORAPATCH™ are pending in the U.S.

Employees

As of January 31, 2002, the Company employed 181 persons, of whom 32 were engaged in the operation and maintenance of its Irving, Texas processing plant, 105 were employed at the Company's facility in Costa Rica and the remainder were executive, research, quality assurance, manufacturing, administrative, sales, and clerical personnel. Of the total number of employees, 75 were located in Texas, 105 in Costa Rica and one in Puerto Rico. The Company considers relations with its employees to be good. The employees are not represented by a labor union.

Financing

In November 1997, the Company entered into a financing arrangement with Comerica Bank-Texas ("Comerica"). The agreement was composed of a $3,000,000 line of credit structured as a demand note without a stated maturity date and with an interest rate equal to the Comerica prime rate. The line of credit is collateralized by the Company's accounts receivable and inventory. This credit facility is used for operating needs, as required. As of December 31, 2001, there was a $763,000 balance owed to Comerica under the terms of the financing agreement.

ITEM 2. PROPERTIES.

The Company believes that all its farming property, manufacturing and laboratory facilities, as described below, and material farm, manufacturing and laboratory equipment are in satisfactory condition and are adequate for the purposes for which they are used, although the farm is not adequate to supply all of the Company's needs for *Aloe vera* L. leaves. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information regarding the Company's arrangements to purchase *Aloe vera* L. leaves.)

Walnut Hill Facility. The Company's corporate headquarters and principal U.S. manufacturing facility occupy all of the 35,000 square foot office and manufacturing building (the "Walnut Hill Facility"), which is situated on an approximately 6.6 acre tract of land located in the Las Colinas area of Irving, Texas. The Company owns the land and the building. The manufacturing operations occupy approximately 19,000 square feet of the facility, and administrative offices occupy approximately 16,000 square feet.

Warehouse, Distribution and Laboratory Facility. The Company has leased a 51,200 square foot building in close proximity to the Walnut Hill facility for a ten-year term to house its Research and Development Department, Quality Assurance and Quality Control Department and Warehouse and Distribution Center. The Company relocated those functions to this newly-leased facility in the third quarter of 2001.

Costa Rica Facility. The Company owns approximately 405 acres of land in the Guanacaste province of northwest Costa Rica. This land is being used for the farming of *Aloe vera* L. plants and for a processing plant to produce bulk pharmaceutical and injectable mannans and freeze-dried extracts from *Aloe vera* L. used in the Company's operations. The processing plant became operational in 1993.

ITEM 3. LEGAL PROCEEDINGS.

On September 12, 2000, Nutraceutical Solutions, Inc., a company formed in March 2000 (the "Plaintiff"), filed a lawsuit (in the 28th Judicial District Court of Nueces County, Texas) against the Company and one of its employees (the "Defendants") alleging numerous causes of action relating to the Company's manufacturing and marketing of a product known as B-Complete™. The Plaintiff alleges, among other things, that the Defendants began to market B-Complete™, which the Plaintiff alleges is identical to a product it acquired in May 2000 as part of its purchase of assets from a separate company in bankruptcy proceedings and infringes intellectual property rights that the Plaintiff acquired as part of the asset purchase.

The suit was settled during 2001.

As reported in the Company's Form 10-Q Quarterly Report for the quarter ended March 31, 2001, on April 3, 2001, Arthur Singer, a former employee of the Company (the "Plaintiff"), filed a lawsuit in the United States District Court for the Eastern District of New York, Long Island Division. The suit alleges multiple causes of action against the Company and its chief executive officer (the "Defendants") and seeks to recover damages in excess of $4,000,000, plus legal fees and expenses. The Plaintiff, who was formerly employed by the Company as a sales representative, alleges among other things that the Company failed to pay the full amount of commissions owed to him; that the Defendants breached an alleged contract of employment with him; that the Company deprived him of the opportunity to exercise vested stock options, prevented some of his unvested stock options from vesting and caused all of his options to expire earlier than they otherwise would have; and that the Defendants misrepresented that the Company intended to retain him as an employee, fraudulently induced him to remain in its employ and breached an implied covenant of fair dealing.

On May 31, 2001, the Defendants filed a motion seeking to have the complaint dismissed or to have the case transferred to Texas. On August 28, 2001, the Defendants' motion to transfer was granted, and the case was transferred to the United States District Court for the Northern District of Texas, Dallas Division, as Case No. 01-CV-1776. The Company believes that the Plaintiff's claims are without merit and intends to defend the lawsuit vigorously.

On June 22, 2001, a lawsuit was filed by Swiss-American Products, Inc. ("The Plaintiff") against G. Scott Vogel and the Company in the 193rd Judicial District Court of Dallas County, Texas. The suit alleges, among other things, that Mr. Vogel, the Company's former Vice President, Operations, improperly obtained proprietary information of Swiss-American Products, Inc. from a former employer that manufactured products under contract for Plaintiff, and used that information on behalf of the Company, in breach of certain common law duties and a confidentiality agreement between his former employer and Plaintiff. The suit further alleges that Mr. Vogel and the Company ("Defendants") conspired to unlawfully disclose, convert and misappropriate Plaintiff's trade secrets.

The suit seeks temporary and permanent injunctive relief, including a permanent injunction prohibiting Defendants from disclosing or using to Plaintiff's disadvantage any confidential proprietary information belonging to Plaintiff which Mr. Vogel allegedly obtained from his former employer, or from developing or marketing products based on Plaintiff's formulas or other information allegedly taken from Mr. Vogel's former employer. The suit also seeks to recover damages in an unspecified amount from Defendants.

Defendants have filed a motion for sanctions against Plaintiff and its counsel for filing an affidavit containing statements that Defendants believe to be false and misleading and for making claims and seeking injunctive relief based in part on those statements. In addition, the Company has filed a counterclaim against Plaintiff, seeking to recover actual and exemplary damages for wrongful injunction and also seeking a declaratory judgment confirming the Company's right to manufacture for a third party a wound cleanser that is similar to a wound cleanser that Plaintiff has previously provided to that party.

Following a hearing on July 30, 2001, the trial court entered an order setting the case for trial on July 30, 2002 and granting a temporary injunction that prohibits Defendants from (i) disclosing or using any of Plaintiff's confidential, proprietary or trade secret information; (ii) developing or marketing a wound cleanser product that is the same or substantially the same as reflected in a formula that is at issue in the lawsuit (although this prohibition expressly does not apply to products actively manufactured and sold by the Company before January 1, 2001 using the exact same formula then in effect); and (iii) destroying, concealing, altering, removing or disposing of any documents, files, computer data or other things relating to Plaintiff or Mr. Vogel's former employer, or containing or referring to trade secrets or confidential or proprietary information of Plaintiff or Mr. Vogel's former employer.

The Company believes that Plaintiff's claims are without merit and intends to vigorously defend against those claims and pursue its counterclaim and motion for sanctions.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company did not submit any matter to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report.

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ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCK-HOLDER MATTERS.

The Common Stock of the Company is traded on the NASDAQ National Market under the symbol "CARN." The following table sets forth the high and low sales prices per share of the Common Stock for each of the periods indicated.

Fiscal 2000	High	Low
First Quarter	$9.75	$2.00
Second Quarter	3.56	1.72
Third Quarter	2.38	1.63
Fourth Quarter	1.63	1.00

Fiscal 2001	High	Low
First Quarter	$1.38	$1.03
Second Quarter	1.68	1.00
Third Quarter	1.40	0.88
Fourth Quarter	1.13	0.84

At March 18, 2002, there were 983 holders of record (including brokerage firms) of Common Stock.

The Company has not paid any cash dividends on the Common Stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

At a meeting on March 22, 2001, the Board of Directors authorized the repurchase of up to 1,000,000 shares, or approximately 10.3%, of the Company's outstanding Common Stock, dependent on market conditions. Under the authorization, purchases of Common Stock may be made on the open market or through privately negotiated transactions at such times and prices as are determined jointly by the Chairman of the Board and the President of the Company. The Board authorized the repurchase program based on its belief that the Company's stock is undervalued in light of the Company's future prospects and that it would be in the best interest of the Company and its shareholders to repurchase some of its outstanding shares. As of March 18, 2002, the Company had not repurchased any of its outstanding Common Stock.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

The selected consolidated financial data below should be read in conjunction with the consolidated financial statements of the Company and notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial information for the five years ended December 31, 2001, is derived from the consolidated financial statements of the Company, of which the Statements have been audited by Ernst & Young LLP, independent public accountants.

(Dollars and numbers of shares in thousands except per share amounts)	Years ended December 31, 1997	1998	1999	2000	2001
OPERATIONS STATEMENT INFORMATION:					
Revenue:					
Net sales	$23,559	$23,625	$28,128	$22,833	$15,115
Royalty income	-	-	-	270	2,479
Total Revenue	23,559	23,625	28,128	23,103	17,594
Costs and expenses:					
Cost of sales	9,530	10,870	13,640	12,782	9,803
Selling, general and administrative	10,814	10,254	10,346	10,162	5,016
Research and development	3,006	2,589	2,434	2,979	2,442
Research and development, Aliminase™ clinical trial expenses	-	-	2,866	623	-
Charges related to ACI and Aloe & Herbs	-	1,750	-	-	-
Charges related to Oregon Freeze Dry, Inc.	-	-	1,042	223	-
Interest income, net	(37)	(233)	(105)	(80)	(32)
Other income	-	-	(62)	(110)	(13)
Income (loss) before income taxes	246	(1,605)	(2,033)	(3,476)	378
Provision for income taxes	20	10	-	-	-
Net income (loss)	226	(1,615)	(2,033)	(3,476)	378
Dividends and income attributed to preferred shareholders	(70)	-	-	-	-
Net income (loss) available to common shareholders	$ 156	$ (1,615)	$ (2,033)	$ (3,476)	$ 378
Net income (loss) per common share - basic and diluted[1]	$ 0.02	$ (0.17)	$ (0.22)	$ (0.36)	$ 0.04
Weighted average shares used in per share computations	8,953	9,320	9,376	9,545	9,743
BALANCE SHEET INFORMATION (as of December 31):					
Working capital	$ 9,484	$ 9,716	$ 7,911	$ 6,275	$ 7,440
Total assets	25,796	24,247	23,493	20,702	21,217
Total shareholders' investment	$22,826	$21,363	$19,504	$16,440	$16,929

(1) For a description of the calculation of basic and diluted net income (loss) per share, see Note Eleven to the consolidated financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Background

The Company is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company is comprised of two business segments. See Note Twelve to the consolidated financial statements for financial information about these business segments. The Company sells prescription and nonprescription human and veterinary products through its Medical Services Division and consumer and bulk raw material products through its consumer products subsidiary, Caraloe, Inc. The Company's research and product portfolio are based primarily on complex carbohydrates isolated from the *Aloe vera* L. plant.

Liquidity and Capital Resources

At December 31, 2001 and 2000, the Company held cash and cash equivalents of $3,454,000 and $3,200,000, respectively, an increase of $254,000. Net cash provided by operating activities in 2001 was $1,275,000, as compared to cash provided by operating activities in 2000 of $217,000. The Company received $3,375,000 in 2001 under its licensing agreement with Medline. See Part I for discussions regarding agreements with Medline. Significant cash outflows during 2001 included a $1,132,000 investment in property and equipment. Customers with significant accounts receivable balances at the end of 2001 included Mannatech, Inc. ($337,000) and Medline Industries ($863,000), and of these amounts, $1,150,000 has been collected as of March 7, 2002.

As of December 31, 2001, the Company had no material capital commitments other than its leases and agreements with suppliers. In March 1998, the Company, with four other investors, formed Aloe and Herbs International Inc., a Panamanian corporation, with the sole intent of acquiring a 5,000-acre tract of land in Costa Rica to be used for the production of *Aloe vera* L. leaves to be sold to the Company at competitive, local market rates. This would allow the Company to save approximately 50% on the per-kilogram cost of leaves as compared to the cost of importing leaves from other Central and South American countries. Aloe & Herbs subsequently formed a wholly-owned subsidiary, Rancho Aloe (C.R.), S.A., a Costa Rica corporation, which acquired the land in April 1998. The Company provided a cash advance of $187,000, which is evidenced by a note receivable, due in installments, with payments being made monthly based upon farm production.

The Company also advanced $300,000 to Aloe & Herbs in November 1998 for the acquisition of an irrigation system to improve production on the farm and allow harvesting of leaves year-round. The Company was also granted a five-year warrant to purchase 300,000 shares of common stock of Aloe & Herbs. In the fourth quarter of 1998, the Company fully reserved all amounts owed to it by Aloe & Herbs, in the total amount of $487,000, due to the start-up nature of the business. In 2001, the Company received payments totaling $37,000 from Aloe & Herbs against the amount due. The first shipment of leaves from Rancho Aloe to the Company was made in March 1999 and the Company purchased a total of $450,000 of *Aloe vera* L. leaves from Rancho Aloe 2001. The Company's interest in Aloe & Herbs at December 31, 2001 is approximately 24%.

In November 1997, the Company entered into an agreement with Comerica Bank-Texas for a $3,000,000 line of credit, secured by accounts receivable and inventory. This credit facility had an outstanding balance of $763,000 at December 31, 2001 to fund operating needs.

The Company believes that its available cash resources and expected cash flows from operations will provide the funds necessary to finance its current operations. However, the Company does not expect that its current cash resources will be sufficient to finance future major clinical studies and costs of filing new drug applications necessary to develop its products to their full commercial potential. Additional funds, therefore, may need to be raised through equity offerings, borrowings, licensing arrangements or other means, and there is no assurance that the Company will be able to obtain such funds on satisfactory terms when they are needed.

The Board of Directors recently authorized the Company to repurchase up to one million shares of its outstanding Common Stock. See "Market for Registrant's Common Equity and Related Stockholder Matters" above. The Company believes it has the financial resources necessary to repurchase shares from time to time pursuant to the Board's repurchase authorization.

Management has identified the following accounting policies as critical. Our accounting policies are more fully described in Footnote 2 of the Financial Statements. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenues, product returns, bad debts and inventories. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company records estimated reductions to revenue for incentive offerings including promotions and other volume-based incentives as well as estimates for returns based upon recent history. If market conditions were to decline or inventory was in danger of expiring or becoming obsolete, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, if demand for the Company's product were to drop, the Company's distributors may request return of product for credit causing a need to re-evaluate and possibly increase the reserve for product returns. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company is subject to regulation by numerous governmental authorities in the United States and other countries. Certain of the Company's proposed products will require governmental approval prior to commercial use. The approval process applicable to prescription pharmaceutical products usually takes several years and typically requires substantial expenditures. The Company and any licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or any licensees' products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay or preclude the Company or any licensees from marketing their products, or could limit the commercial use of the products, and thereby have a material adverse effect on the Company's liquidity and financial condition.

Impact of Inflation

The Company does not believe that inflation has had a material impact on its results of operations.

Fiscal 2001 Compared to Fiscal 2000

Total revenues were $17,594,000 in 2001, compared with $23,103,000 in 2000. Total sales of the Company's wound and skin care products in 2001 were $7,921,000 as compared to $11,971,000 in 2000. The decrease in wound and skin care revenue was primarily effected by the distribution agreement with Medline which significantly lowered the Company's selling prices for these products in exchange for Medline assuming all of the selling, marketing and distribution activities and the related costs, and paying the Company a royalty. The Company recorded royalty income of $2.5 million in 2001 related to this agreement. Partially offsetting this revenue reduction due to pricing was a 10% increase in unit volume in 2001 as compared to 2000.

The Company also sells products to international distributors, primarily in Europe, and Central and South America. Total international sales in 2001 were $1,315,000 as compared to $1,343,000 in 2000. Included in the 2001 amount were sales of $386,000 of wound care products, which was a decrease of $153,000 from 2000.

Sales of the Company's oral technology products increased from $68,000 in 2000 to $129,000 in 2001 because of significantly increased sales of the product to an international customer. Included in this line are products for the management of oral mucositis/stomatitis and oral lesions and ulcers.

Of the 2001 total Caraloe sales, $5,367,000 was related to the sale of bulk Manapol® powder. Caraloe currently sells bulk Manapol® powder to a major customer under a three-year, non-exclusive supply and licensing agreement. The current agreement has been extended and expires in August 2003. Sales to this customer decreased from $8,794,000 in 2000 to $5,192,000 in 2001.

In July 1999, Caraloe launched its new AloeCeuticals® line of immune-enhancing dietary supplements containing Manapol®, which are available in liquid, capsule and tablet forms. These products are sold directly to health and nutrition stores and broker/distributors. They are also sold through the Company's Internet sites. Sales of these products in 2000 and 2001 totaled $446,000 and $538,000, respectively.

Caraloe also continued to develop its contract manufacturing business during 2001. Caraloe manufactures a variety of products that can be filled using the Company's current equipment including gels, creams, lotions and drinks. Total contract manufacturing sales in 2001 were $1,144,000 compared with $779,000 in 2000.

Cost of sales decreased from $12,782,000 in 2000 to $9,803,000 in 2001, or 23.3%. As a percentage of sales, cost of sales increased from 55.3% to 55.7%. The increase in the cost of goods sold percentage was largely attributable to lower wound care pricing as a result of the distribution agreement with Medline. Offsetting this was a change in product mix caused by the decline in lower margin Manapol® sales as well as increased efficiency in the operation of the Company's manufacturing plant in the United States.

Selling, general and administrative expenses ("SG&A") decreased to $5,016,000 from $10,162,000, or 50.6%. Included in this decrease was a $4,550,000 reduction in selling and marketing expenses for wound care products directly related to the Medline Agreement and Medline's acquisition of the Company's sales force that existed on December 1, 2000. Additionally, the Company took advantage of the reduced administrative burdens of supporting the sales force by reducing costs in all departments affected by the reduction in sales personnel.

Research and development ("R&D") expenses decreased to $2,442,000 in 2001 from $3,602,000 in 2000, or 32.2%. This decrease was primarily the result of a reduction of $623,000 in expenditures for the unsuccessful Aliminase™ clinical trial as well as refocusing efforts and priorities within the department. The Company continued its efforts in basic research during 2001, including work on a new and unique complex carbohydrate (CR1013) which has potential near-term utility in the area of drug delivery. Also included in total R&D activities during 2001 were various small clinical trials designed to collect data in support of the Company's products.

Net interest income of $32,000 was realized in 2001 versus $80,000 in 2000, with the variance primarily due to lower interest rates in 2001.

There was no provision for income taxes in 2001 due to the Company's utilization of net operating loss carryforwards. The Company has provided a valuation allowance against all deferred tax asset balances at December 31, 2001 and 2000 due to uncertainty regarding realization of the asset.

The Company's net income for 2001 was $378,000, versus a net loss of $3,476,000 for 2000. The 2001 net income was due to the operating efficiencies occurring as a result of the distribution agreement with Medline Industries, lower production costs as well as increased unit sales in 2001 of the Company's wound and skin care products. 2001 results benefited from a one time gain of $200,000 from adjustments to state tax liabilities booked in prior periods. The loss in 2000 was primarily attributable to lower selling prices for wound care products and lower volumes of Manapol® sales, high selling and marketing costs for wound care products and final costs for the Aliminase clinical trial. The net income per share was $0.04 in 2001, compared to a net loss per share of $0.36 in 2000.

Fiscal 2000 Compared to Fiscal 1999

Total revenues were $23,103,000 in 2000, compared with $28,128,000 in 1999. Sales of Manapol® by Caraloe in the form of raw materials and consumer nutritional products, decreased 14.7%, from $12,739,000 in 1999 to $10,862,000 in 2000. Total sales of the Company's wound and skin care products in 2000 were $11,971,000 as compared to $15,389,000 in 1999, primarily due to a significant reduction in pricing to maintain market competitiveness. While wound care sales declined 21.9% versus the prior year, unit volumes declined only 5%. The Company received $208,000 in royalty income related to the distribution agreement with Medline Industries in 2000.

Total international sales in 2000 were $1,343,000 as compared to $1,423,000 in 1999. Included in the 2000 amount were sales of $539,000 of wound care products, which was a decrease of $621,000 from 1999.

The Company's oral technology line included products for the management of oral mucositis/stomatitis and oral lesions and ulcers. Sales of these products decreased from $374,000 in 1999 to $68,000 in 2000 because of significantly lower sales of the product to an international customer. Sales of the Company's veterinary products increased from $47,000 in 1999 to $130,000 in 2000.

Of the 2000 total Manapol® sales, $9,470,000 was related to the sale of bulk Manapol® powder. Caraloe currently sells bulk Manapol® powder to a major customer under a three-year, non-exclusive supply and licensing agreement. The current agreement, expires in August 2002. Sales to this customer decreased from $11,422,000 in 1999 to $8,794,000 in 2000.

Caraloe launched its new AloeCeuticals® line of immune-enhancing dietary supplements containing

Manapol® in July 1999, which are available in liquid, capsule and tablet forms. Sales of these products in 1999 and 2000 totaled $131,000 and $446,000, respectively.

Caraloe also continued to develop its contract manufacturing business during 2000. Products manufactured include gels and creams utilizing customer-developed formulas. In September 1999, Caraloe began to produce nutritional beverages for a direct sales company selling nutritional products through a multi-level sales organization. Total contract manufacturing sales in 2000 under the agreements with these customers were $779,000 compared with $292,000 in 1999.

Cost of sales decreased from $13,640,000 in 1999 to $12,782,000 in 2000, or 6.3%. As a percentage of sales, cost of sales increased from 48.5% to 55.3%. The increase in the cost of goods sold percentage was largely attributable to lower sales as a result of product mix and downward pricing pressures.

Selling, general and administrative expenses decreased to $10,162,000 from $10,364,000, or 1.9%. Partially offsetting the decrease was an increase in the selling and marketing expenses for Caraloe products of $296,000. This increase primarily represented the costs for increased advertising and marketing support of the AloeCeuticals® brand of Manapol® immune enhancing products. The decrease in SG&A costs as compared to 1999 is partially attributable to lower costs associated with the provisions of the contract with Medline Industries, whereby the wound and skin care sales force was transferred to Medline effective December 1, 2000. Additionally, distribution costs were lower by $115,000 in 2000 compared to 1999. This was due to slightly lower volumes and improved freight rates.

Research and development expenses decreased to $3,602,000 in 2000 from $5,300,000 in 1999, or 32.0%. This decrease was primarily the result of a reduction of $2,243,000 in expenditures for the unsuccessful Aliminase™ clinical trial offset by an increase in basic research costs of approximately $550,000. The Company continued its efforts in basic research during 2000, including work on a new and unique complex carbohydrate (CR1013) which has potential near-term utility in the area of drug delivery. Also included in the total R&D activities during 2000 were various small clinical trials designed to collect data in support of the Company's products.

In the fourth quarter of 1999, the Company determined that it could no longer satisfy the minimum purchase requirements of its agreement with Oregon Freeze Dry, Inc. ("OFD") and thus established a reserve of $1,042,000 to cover its estimated liability to OFD. The Company increased the reserve by $223,000 in the second quarter of 2000.

Net interest income of $80,000 was realized in 2000, versus $105,000 in 1999, with the variance primarily due to higher amounts drawn on the line of credit.

There was no provision for income taxes in 2000. A tax benefit was not recognized in 2000 due to the Company's recording an offsetting deferred tax asset valuation allowance. The Company has provided a valuation allowance against all deferred tax asset balances at December 31, 2000 and 1999 due to uncertainty regarding realization of the asset.

The Company's net loss for 2000 was $3,476,000, versus a net loss of $2,033,000 for 1999. The loss in 2000 is primarily attributable to lower selling prices for wound care products and lower volumes of Manapol® sales. The 1999 loss was due to the $2,866,000 in costs related to the Aliminase™ clinical trial and the $1,042,000 reserve for the OFD contract. The net loss per share was $0.36 in 2000, compared to a net loss per share of $0.22 in 1999.

Forward Looking Statements

All statements other than statements of historical fact contained in this report, including but not limited to statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations (and similar statements contained in the Notes to Consolidated Financial Statements) concerning the Company's financial position, liquidity, capital resources and results of operations, its prospects for the future and other matters, are forward-looking statements. Forward-looking statements in this report generally include or are accompanied by words such as "anticipate", "believe", "estimate", "expect", "intend", "will", "would", "should" or words of similar import. Such forward-looking statements include, but are not limited to, statements regarding the ability of local suppliers of *Aloe vera* L. leaves in Costa Rica to supply the Company's need for leaves; the condition, capacity and adequacy of the Company's manufacturing and laboratory facilities and equipment; the adequacy of the protection that the Company's patents provide to the conduct of its business operations; the adequacy of the Company's protection of its trade secrets and unpatented proprietary know-how; the Company's belief that the claims of the Plaintiffs identified under Item 3 of Part I of this report are without merit; the adequacy of the Company's cash resources and cash flow from operations to finance its current operations; and the Company's intention, plan or ability to repurchase shares of its outstanding Common Stock, to initiate, continue or complete clinical and other research programs, to obtain financing when it is needed, to fund its operations from revenue and other available cash resources, to enter into licensing agreements, to develop and market new products and increase sales of existing products, to obtain government approval to market new products, to file additional patent applications, to rely on trade secrets, unpatented proprietary know-how and technological innovation, to reach satisfactory resolutions of its disputes with third parties, to reach a satisfactory agreement with its supplier of freeze-dried products, to acquire sufficient quantities of *Aloe vera* L. leaves from local suppliers at significant savings, to collect the amounts owed to it by its distributors, customers and other third parties, and to use its tax loss carryforwards before they expire, as well as various other matters.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include but are not limited to the possibilities that the Company may be unable to obtain the funds needed to carry out large scale clinical trials and other research and development projects, that the results of the Company's clinical trials may not be sufficiently positive to warrant continued development and marketing of the products tested, that new products may not receive required approvals by the appropriate government agencies or may not meet with adequate customer acceptance, that the Company may not be able to obtain financing when needed, that the Company may not be able to obtain appropriate licensing agreements for products that it wishes to market or products that it needs assistance in developing, that the Company's efforts to improve its sales and reduce its costs may not be sufficient to enable it to fund its operating costs from revenues and available cash resources, that one or more of the customers that the Company expects to purchase significant quantities of products from the Company or Caraloe may fail to do so, that competitive pressures may require the Company to lower the prices of or increase the discounts on its products, that the Company's sales of products it is contractually obligated to purchase from suppliers may not be sufficient to enable and justify its fulfillment of those contractual purchase obligations, that other parties who owe the Company substantial amounts of money may be unable to pay what they owe the Company, that the Company's patents may not provide the Company with adequate protection, that the Company's manufacturing facilities may be inadequate to meet demand, that the Company's distributors may be unable to market the Company's products successfully, that the Company may not be able to resolve its disputes with third parties in a satisfactory manner, that the Company may be unable to reach a satisfactory agreement with its supplier of freeze-dried products or with other important suppliers, that the Company may not be able to use its tax loss carryforwards before they expire, that the Company may not have sufficient financial resources necessary to repurchase shares of its outstanding Common Stock, and that the Company may be unable to produce or obtain, or may have to pay excessive prices for, the raw materials or products it needs.

All forward-looking statements in this report are expressly qualified in their entirety by the cautionary statements in the two immediately preceding paragraphs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency

The Company's manufacturing operation in Costa Rica accounted for 40% of cost of sales for the year ended December 31, 2001. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or economic conditions in Costa Rica. When the U.S. Dollar strengthens against the Costa Rica Colón, the cost of sales decreases. During 2001, the exchange rate from U.S. Dollars to Costa Rica Colones increased by 7% to 341 at December 31, 2001. The effect of an additional 10% strengthening in the value of the U.S. Dollar relative to the Costa Rica Colones would result in an increase of $64,200 in gross profit. The Company's sensitivity analysis of the effects of changes in foreign currency rates does not factor in a potential change in sales levels or local currency prices.

Sales of products to foreign markets comprised 7.5% of sales for 2001. These sales are generally denominated in U.S. Dollars. The Company does not believe that changes in foreign currency exchange rates or weak economic conditions in foreign markets in which the Company distributes its products would have a significant effect on operating results. If sales to foreign markets increase in future periods, the effects could become significant.

For quantitative and qualitative disclosures about market risk related to the supply of *Aloe vera* L. leaves, see "Business."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The response to Item 8 is submitted as a separate section of this Form 10-K. See Item 14.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no changes in or disagreements with the Company's independent public accountants on accounting matters or financial disclosure during 1999, 2000 or 2001 (to the date of filing of this report).

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ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by Item 10 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Election of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement relating to its 2002 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2001.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Executive Compensation" in the Company's definitive Proxy Statement relating to its 2002 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2001.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by Item 12 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Security Ownership of Management" and "Principal Shareholders" in the Company's definitive Proxy Statement relating to its 2002 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2001.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information, if any, required by Item 13 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Certain Transactions", if any, in the Company's definitive Proxy Statement relating to its 2002 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2001.

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PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) (1) Financial Statements.

Reference is made to the index on page F-1 for a list of all financial statements filed as a part of this Annual Report.

(2) Financial Statement Schedules.

Reference is made to the index on page F-1 for a list of one financial statement schedule filed as a part of this Annual Report.

(3) Exhibits.

Reference is made to the Index to Exhibits on pages E-1 through E-11 for a list of all exhibits to this report.

(b) Reports on Form 8-K.

The Company filed a Form 8-K Report dated March 20, 2002 to report certain amendments to its Employee Stock Purchase Plan.

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CARRINGTON LABORATORIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Consolidated Financial Statements of the Company:

Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	December 31, 2000	December 31, 2001
ASSETS:		
Current Assets:		
Cash and cash equivalents	$ 3,200	$ 3,454
Accounts receivable, net of allowance for doubtful accounts of $98 and $100 in 2000 and 2001, respectively	2,181	1,622
Inventories	4,723	5,338
Prepaid expenses	183	189
Total current assets	10,287	10,603
Property, plant and equipment, net	10,322	10,404
Other assets	93	210
Total assets	$20,702	$21,217
LIABILITIES AND SHAREHOLDERS' INVESTMENT:		
Current Liabilities:		
Note payable	$ 763	$ 763
Accounts payable	1,764	1,099
Accrued liabilities	1,068	884
Deferred revenue	417	417
Total current liabilities	4,012	3,163
Deferred revenue, long-term	250	1,125
Commitments and contingencies		
SHAREHOLDERS' INVESTMENT:		
Common stock, $.01 par value, 30,000,000 shares authorized, 9,659,087 and 9,809,087 shares issued and outstanding at December 31, 2000 and 2001, respectively	97	98
Capital in excess of par value	52,319	52,429
Deficit	(35,976)	(35,598)
Total shareholders' investment	16,440	16,929
Total liabilities and shareholders' investment	$20,702	$21,217

The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	Years Ended December 31,		
	1999	2000	2001
Revenue:			
Net sales	$28,128	$22,833	$15,115
Royalty income	-	270	2,479
Total revenue	28,128	23,103	17,594
Costs and expenses:			
Cost of sales	13,640	12,782	9,803
Selling, general and administrative	10,346	10,162	5,016
Research and development	2,434	2,979	2,442
Research and development, Aliminase™ clinical trial expenses	2,866	623	-
Charges related to Oregon Freeze Dry, Inc.	1,042	223	-
Interest income, net	(105)	(80)	(32)
Other income	(62)	(110)	(13)
Net income (loss) before income taxes	(2,033)	(3,476)	378
Provision for income taxes	-	-	-
Net income (loss)	$ (2,033)	$ (3,476)	$ 378
Net income (loss) per share - basic and diluted	$ (0.22)	$ (0.36)	$ 0.04

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Investment
For the Years Ended December 31, 1999, 2000 and 2001
(Amounts in thousands)

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Deficit	Total Shareholders' Investment
Balance, January 1, 1999	9,350	$94	$51,736	$(30,467)	$21,363
Issuance of common stock for employee stock purchase plan	35	-	149	-	149
Issuance of common stock for stock option plan	10	-	25	-	25
Net loss	-	-	-	(2,033)	(2,033)
Balance, December 31, 1999	9,395	94	51,910	(32,500)	19,504
Issuance of common stock for employee stock purchase plan	170	2	173	-	175
Issuance of common stock for stock option plan	94	1	236	-	237
Net loss	-	-	-	(3,476)	(3,476)
Balance, December 31, 2000	9,659	97	52,319	(35,976)	16,440
Issuance of common stock for employee stock purchase plan	150	1	110	-	111
Net Income	-	-	-	378	378
Balance December 31, 2001	9,809	$98	$52,429	$(35,598)	$16,929

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Years Ended December 31,		
	1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$(2,033)	$(3,476)	$ 378
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,028	1,043	1,050
Loss on disposal of assets	-	65	-
Charge related to Oregon Freeze Dry, Inc.	1,042	223	-
Provision for inventory obsolescence	-	316	91
Changes in operating assets and liabilities:			
Accounts receivable, net	(729)	1,508	559
Inventories	(215)	294	(706)
Prepaid expenses	(177)	390	(6)
Other assets	(11)	515	(117)
Accounts payable and accrued liabilities	206	(1,328)	(849)
Deferred revenue	-	667	875
Net cash provided by (used in) operating activities	(889)	217	1,275
Cash flows from investing activities:			
Purchases of property, plant and equipment	(963)	(445)	(1,132)
Net cash used in investing activities	(963)	(445)	(1,132)
Cash flows from financing activities:			
Issuances of common stock	174	412	111
Proceeds of short-term debt	200	563	-
Net cash provided by financing activities	374	975	111
Net increase (decrease) in cash and cash equivalents	(1,478)	747	254
Cash and cash equivalents at beginning of year	3,931	2,453	3,200
Cash and cash equivalents at end of year	$ 2,453	$ 3,200	$ 3,454

Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for interest	$7	$40	$58
Cash paid during the year for income taxes	-	-	-

The accompanying notes are an integral part of these statements.

NOTE ONE. BUSINESS

Carrington Laboratories, Inc. (the "Company") is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements.

The Company's Medical Services Division offers a comprehensive line of human wound management products to hospitals, nursing homes, alternative care facilities and the home health care market and also offers vaccines and wound and skin care products to the veterinary market. The Company and Medline Industries, Inc. ("Medline") entered into a Distributor and License Agreement dated November 3, 2000, under which the Company granted to Medline the exclusive right, subject to certain limited exceptions, to distribute all of the Company's wound and skin care products (the "Products") in the United States, Canada, Puerto Rico and the Virgin Islands for a term of five years that began December 1, 2000. The agreement provides that Carrington will continue to manufacture its existing line of Products and sell them to Medline at specified prices. The prices, which are generally firm for the first two years of the contract term, are thereafter subject to adjustment not more than once each year to reflect increases in manufacturing cost.

The agreement also grants Medline a nonexclusive license to use certain of the Company's trademarks in connection with the marketing of the Products. In addition, it permits Medline, if it so elects, to use those trademarks in connection with the marketing of various Medline products and other products not manufactured by the Company (collectively, "Other Products").

The agreement requires Medline to pay the Company a base royalty totaling $12,500,000 in quarterly installments that began on December 1, 2000. In addition to the base royalty, if Medline elects to market any of the Other Products under any of the Company's trademarks, Medline must pay the Company a royalty of between one percent and five percent of Medline's aggregate annual net sales of the Products and the Other Products, depending on the amount of the net sales, except that the royalty on certain high volume commodity products will be two percent.

Caraloe, Inc., a subsidiary, markets or licenses consumer products and bulk raw material products. Principal sales of Caraloe, Inc., are bulk raw material products which are sold to United States manufacturers who include the high quality extracts from *Aloe vera* L. in their finished products.

The Company formed a subsidiary, DelSite Biotechnologies, Inc., in October 2001 as a vehicle to further the development of CR1013, a complex carbohydrate that the Company is developing for use as a drug delivery system.

The Company's products are produced at its plants in Irving, Texas and Costa Rica. A portion of the *Aloe vera* L. leaves used for manufacturing the Company's products are grown on a Company-owned farm in Costa Rica. The remaining leaves are purchased from other producers in Costa Rica.

NOTE TWO. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Carrington Laboratories, Inc., and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS. The Company's policy is that all highly liquid investments purchased with a maturity of three months or less at date of acquisition are considered to be cash equivalents unless otherwise restricted.

INVENTORY. Inventories are recorded at the lower of cost (first-in, first-out) or market.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost less accumulated depreciation. Land improvements, buildings and improvements, furniture and fixtures and machinery and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements and equipment under capital leases are amortized over the terms of the respective leases.

LONG-LIVED ASSETS. The Company regularly reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Recoverability is based on whether the carrying amount of the asset exceeds the current and anticipated undiscounted cash flows related to the asset.

TRANSLATION OF FOREIGN CURRENCIES. The functional currency for international operations (primarily Costa Rica) is the U.S. Dollar. Accordingly, such foreign entities translate monetary assets and liabilities at year-end exchange rates, while non-monetary items are translated at historical rates. Revenue and expense accounts are translated at the average rates in effect during the year, except for depreciation and amortization, which are translated at historical rates. Translation adjustments and transaction gains or losses are recognized in the consolidated statement of operations in the year of occurrence.

REVENUE RECOGNITION. The Company recognizes revenue when title to the goods transfers and collectibility is reasonably assured. For the majority of the Company's sales, this occurs at the time of shipment.

DEFERRED REVENUE. Deferred revenue is related to the licensing and royalty agreement with Medline Industries. Royalties and licensing fees are amortized on a straight-line basis with amounts received in excess of amounts amortized reflected in the financial statements as deferred revenue.

FEDERAL INCOME TAXES. The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and the financial reporting basis. Valuation allowances are provided against net deferred tax assets when it is more likely than not, based on available evidence, that assets may not be realized.

RESEARCH AND DEVELOPMENT. Research and development costs are expensed as incurred. Certain laboratory and test equipment determined to have alternative future uses in other research and development activities has been capitalized and is depreciated as research and development expense over the life of the equipment.

ADVERTISING. Advertising expense is charged to operations in the year in which such costs are incurred. Advertising expense has not been significant for 1999, 2000 or 2001.

STOCK-BASED COMPENSATION. The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in the primary financial statements and to provide supplementary disclosures required by Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation" (see Note Seven).

NET INCOME (LOSS) PER SHARE. Basic net income (loss) per share is based on the weighted average number of shares of common stock outstanding during the year and excludes any dilutive effects of options, warrants and convertible securities. Diluted net income (loss) per share includes the effects of options, warrants and convertible securities unless the effect is antidilutive.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION. Certain prior year amounts have been reclassified to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS. In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company will adopt Statement No. 144 as of January 1, 2002 and does not expect the adoption of this statement will have a significant impact on the Company's financial position or results of operations.

NOTE THREE. INVENTORIES

The following summarizes the components of inventory at December 31, 2000 and 2001, in thousands:

	2000	2001
Raw materials and supplies	$1,768	$2,041
Work-in-process	878	910
Finished goods	2,077	2,387
Total	$4,723	$5,338

The inventory balances are net of $441,000 and $516,000 of reserves for obsolete and slow moving inventory at December 31, 2000 and 2001, respectively.

NOTE FOUR. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2000 and 2001, in thousands:

	2000	2001	Estimated Useful Lives
Land and improvements	$ 1,389	$ 1,391	
Buildings and improvements	8,889	8,618	7 to 25 years
Furniture and fixtures	589	603	4 to 8 years
Machinery and equipment	6,982	7,800	3 to 10 years
Leasehold improvements	214	783	1 to 3 years
Equipment under capital leases	114	114	4 years
Total	18,177	19,309	
Less accumulated depreciation and amortization	7,855	8,905	
Property, plant and equipment, net	$10,322	$10,404	

The Company's net investment in property, plant and equipment in Costa Rica at December 31, 2000 and 2001 was $4,251,000 and $3,847,000, respectively.

NOTE FIVE. ACCRUED LIABILITIES

The following summarizes significant components of accrued liabilities at December 31, 2000 and 2001, in thousands:

	2000	2001
Accrued payroll	$ 440	$270
Accrued Insurance	91	81
Accrued taxes	249	230
Accrued Professional Fees	-	70
Other	288	233
Total	$1,068	$884

NOTE SIX. LINE OF CREDIT

The Company has an agreement with a bank for a $3 million line of credit, collateralized by accounts receivable and inventory. The interest rate is equal to the bank's prime rate (4.75% at December 31, 2001). As of December 31, 2001 there was $763,000 outstanding on the credit line and the Company had $1,437,000 credit available for operations.

NOTE SEVEN. COMMON STOCK

SHARE PURCHASE RIGHTS PLAN. The Company has a share purchase rights plan which provides, among other rights, for the purchase of common stock by certain existing common stockholders at significantly discounted amounts in the event a person or group acquires or announces the intent to acquire 15% or more of the Company's common stock. The rights expire in 2011 and may be redeemed at any time at the option of the Board of Directors for $.001 per right.

EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan under which employees may purchase common stock at a price equal to the lesser of 85% of the market price of the Company's common stock on the last business day preceding the enrollment date (defined as January 1, April 1, July 1 or October 1 of any plan year) or 85% of the market price on the last business day of each month. A maximum of 1,000,000 shares of common stock was reserved for purchase under this Plan. As of December 31, 2001, a total of 475,000 shares had been purchased by employees at prices ranging from $0.85 to $29.54 per share.

STOCK OPTIONS. The Company has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's common stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted prior to December 1998 normally vested at the rate of 25% per year beginning on the first anniversary of the grant date. Options granted in or subsequent to December 1998 normally vest at the rate of 33-1/3% per year beginning on the first anniversary of the grant date, but certain options granted in December 1998, 1999 and 2001 were 25%, 50% or 100% vested on the grant date, with the remainder of each option vesting in equal installments on the first, second and third anniversaries of the grant date. Options to non-employee directors have terms of four years and are 100% vested on the grant date. The Company has reserved 1,500,000 shares of common stock for issuance under this plan. As of December 31, 2001, options to purchase 12,000 shares were available for future grants under the plan.

The following summarizes stock option activity for each of the three years in the period ended December 2001 (shares in thousands):

	Shares	Price Per Share	Weighted Average Exercise Price
Balance, January 1, 1999	1,388	$2.50 to $28.75	$4.58
Granted	345	$2.06 to $ 3.63	$2.41
Lapsed or canceled	(316)	$2.50 to $27.00	$4.71
Exercised	(10)	$2.50 to $ 2.50	$2.50
Balance, December 31, 1999	1,407	$2.06 to $28.75	$4.05
Granted	263	$1.31 to $ 2.03	$1.35
Lapsed or canceled	(333)	$2.06 to $28.75	$3.35
Exercised	(94)	$2.50 to $ 4.81	$2.58
Balance, December 31, 2000	1,243	$1.31 to $28.75	$3.78
Granted	345	$1.05 to $ 1.37	$1.17
Lapsed or canceled	(215)	$1.25 to $27.00	$3.94
Balance, December 31, 2001	1,373	$1.05 to $28.75	$3.11
Options exercisable at December 31, 1999	553	$2.50 to $28.75	$4.68
Options exercisable at December 31, 2000	605	$2.03 to $28.75	$4.86
Options exercisable at December 31, 2001	902	$1.31 to $28.75	$3.78

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.05 to $ 5.25	1,259	6.95 years	$2.86	788	$3.06
6.00 to 28.75	114	4.93 years	8.71	114	8.71
$1.05 $28.75	1,373	6.78 years	$3.78	902	$3.78

The Company accounts for employee stock-based compensation under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost been determined based on the fair value of options at their grant dates consistent with the method of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income (loss) and diluted net income (loss) per share would have been the following pro forma amounts:

	1999	2000	2001
Net income (loss) (in thousands):			
As reported	$(2,033)	$(3,476)	$ 378
Pro forma	(3,485)	(4,650)	(83)
Diluted net income (loss) per share:			
As reported	$ (0.22)	$ (0.36)	$ 0.04
Pro forma	(0.37)	(0.49)	(0.01)

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants to employees in 1999, 2000, and 2001, respectively: risk-free interest rates of 6.00%, 5.99% and 5.09%; expected dividend yields of 0%; expected volatility of 74.0%, 89.3% and 89.7% and expected lives of 10 years. The weighted average fair values of options granted were $0.64, $1.37 and $1.03 in 1999, 2000, and 2001, respectively.

STOCK WARRANTS. From time to time, the Company has granted warrants to purchase common stock to the Company's research consultants and other persons rendering services to the Company. The exercise price of such warrants was normally the market price or in excess of the market price of the common stock at date of issuance. The following summarizes warrant activity for each of the years in the period ending December 31, 2001 (shares in thousands):

	Shares	Price Per Share	Weighted Average Exercise Price
Balance, January 1, 1999	65	$3.50 to $20.13	$6.24
Balance, December 31, 1999	65	$3.50 to $20.13	$6.24
Lapsed or canceled	(10)	$3.50 to $20.13	$6.24
Balance, December 31, 2000	55	$3.50 to $20.13	$5.01
Balance, December 31, 2001	55	$3.50 to $20.13	$5.01
Warrants exercisable at December 31, 2001	55	$3.50 to $20.13	$5.01

Warrants outstanding at December 31, 2001 had a weighted average remaining contractual life of 2.38 years.

COMMON STOCK RESERVED. At December 31, 2001 the Company had reserved a total of 1,966,000 common shares for future issuance relating to the employee stock purchase plan, stock option plan and stock warrants disclosed above.

NOTE EIGHT. COMMITMENTS AND CONTINGENCIES

The Company conducts a significant portion of its operations from an office/warehouse/distribution facility under an operating lease that expires in 2011. In addition, the Company leases certain office equipment under operating leases that expire over periods up to 2003. The Company's commitments under noncancellable operating leases as of December 31, 2001 were as follows, in thousands:

Years Ending December 31,	
2002	$586
2003	562
2004	523
2005	523
2006	523
Thereafter	2,881
Total minimum lease payments	$5,598

Total rental expense under operating leases was $455,000, $661,000 and $663,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

In February 1995, the Company entered into a commitment to purchase $2.5 million of freeze-dried products from Oregon Freeze Dry, Inc. ("OFD") over a 66-month period ending in August 2000. In the fourth quarter of 1999, the Company determined that it could no longer satisfy the minimum purchase requirements of the agreement and thus the Company established a reserve of $1,042,000 for estimated losses under this contract. In the second quarter of 2000, this reserve was increased by $223,000.

From time to time in the normal course of business, the Company is party to various matters involving claims or possible litigation. Management believes the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

The Company had outstanding a letter of credit in the amount of $800,000 which is used as security on the Company's distribution and research facility.

NOTE NINE. INCOME TAXES

The tax effects of temporary differences that gave rise to deferred tax assets and deferred tax liabilities at December 31, 2000 and 2001 were as follows, in thousands:

	2000	2001
Net operating loss carryforward	$14,699	$12,965
Research and development and other credits	661	478
Property, plant and equipment	282	340
Patents	270	-
Inventory	368	394
Other, net	(257)	78
Bad debt reserve	467	452
Deferred income	227	524
ACI Stock Valuation	204	204
Accrued liability	-	89
Less - Valuation allowance	(16,921)	(15,524)
	$ 0	$ 0

The Company has provided a valuation allowance against the entire net deferred tax asset at December 31, 2000 and 2001 due to the uncertainty as to the realization of the asset.

The provision (benefit) for income taxes for the three years in the period ended December 31, 2001 was offset by changes in validation reserve. For the years ended December 31, 1999 and 2000, the benefit which would be expected for losses incurred in each year was offset by increases in the valuation reserve.

At December 31, 2001, the Company had net operating loss carryforwards of approximately $38.7 million for federal income tax purposes, which begin to expire in 2002, and research and development tax credit carryforwards of approximately $478,000, which begin to expire in 2002, all of which are available to offset federal income taxes due in future periods. A $2.6 million net operating loss carryforward expired during the year ended December 31, 2001. Additionally, $87,000 in research and development tax credits expired in 2000. The Company has approximately $28,000 in alternative minimum tax credits which do not expire.

NOTE TEN. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region but are concentrated in the health care industry. Significant sales were made to three customers. Owens & Minor accounted for 9% and 10% of the Company's net sales in 1999 and 2000, respectively. Sales to Mannatech, Inc., accounted for 41%, 38%, and 30% of the Company's net sales in 1999, 2000, and 2001, respectively. Accounts receivable from Mannatech represented 21% of gross accounts receivable at December 31, 2001. Sales to Medline Industries, Inc., accounted for 35% of the Company's sales during 2001. Accounts receivable from Medline represented 53% of the Company's gross accounts receivable at December 31, 2001. The Company performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and historical trends and other information.

NOTE ELEVEN. NET INCOME (LOSS) PER SHARE

Basic net income (loss) available to common shareholders per share was computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding of 9,376,000, 9,545,000 and 9,743,000 in 1999, 2000 and 2001, respectively.

In calculating the diluted net loss available to common shareholders per share for the three years ended 2001, no effect was given to options or warrants, because the effect of including these securities would have been antidilutive.

NOTE TWELVE. REPORTABLE SEGMENTS

The Company operates in two reportable segments: human and veterinary products sold through its Medical Services Division and Caraloe, Inc., a consumer products subsidiary, which sells bulk raw materials, consumer beverages and nutritional and skin care products.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies (Note Two).

Corporate income (loss) before income taxes set forth in the following table includes research and development expenses which were related to the development of pharmaceutical products not associated with the reporting segments. Assets which are used in more than one segment are reported in the segment where the predominant use occurs. The Company's production facility in Costa Rica, which provides bulk ingredients for all segments, and total cash for the Company are included in the Corporate Assets figure.

Reportable Segments (in thousands)

	Medical Services	Caraloe, Inc.	Corporate	Total
2000				
Sales to unaffiliated customers	$12,241	$10,862	$ -	$23,103
Income(loss) before income taxes	(2,421)	2,007	(3,062)	(3,476)
Identifiable assets	11,530	1,782	7,390	20,702
Capital expenditures	246	-	199	445
Depreciation and amortization	590	-	453	1,043
2001				
Sales to unaffiliated customers	$10,400	$ 7,194	$ -	$17,594
Income(loss) before income taxes	1,333	1,121	(2,076)	378
Identifiable assets	12,481	1,420	7,316	21,217
Capital expenditures	-	-	1,132	1,132
Depreciation and amortization	586	-	464	1,050

NOTE THIRTEEN. RELATED PARTY TRANSACTION

At December 31, 2001, the Company had a 24% interest in a company which was formed in 1998 to acquire and develop a 5,000 acre tract of land in Costa Rica to be used for the production of *Aloe vera* L. leaves, the Company's primary raw material. The Company's initial investment was written-off in 1998 and no additional investments have been made or are expected to be made. The Company is accounting for its investment on the cost basis. The Company purchases *Aloe vera* L. leaves from this company at prices the Company believes are competitive with other sources. Such purchases totaled $364,000, $417,000 and $450,000 in 1999, 2000 and 2001, respectively.

NOTE FOURTEEN. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

The unaudited selected quarterly financial data below reflect the fiscal years ended December 31, 2000 and 2001, respectively.

(Amounts in thousands, except shares and per share amounts)

2000	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$7,125	$5,463	$4,997	$5,518
Gross profit	3,495	2,849	1,759	2,218
Net loss	(529)	(679)	(1,228)[1]	(1,040)
Loss per share	$ (0.06)	$ (0.07)	$ (0.13)	$ (0.11)
Weighted average common shares	9,427,000	9,589,000	9,614,000	9,633,000

2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$4,657	$4,330	$4,381	$4,226
Gross profit	2,000	1,866	2,040	1,885
Net income (loss)	226	60	77	15[2]
Diluted income (loss) per share	$ 0.02	$ 0.01	$ 0.01	$ 0.00
Weighted average common shares	9,728,000	9,734,000	9,747,000	9,809,000

(1) After a charge of $223,000 for OFD as described in Note Eight.

(2) The fourth quarter results benefited from a one-time gain of $326,000, partially reversing a charge taken earlier in the year as a pricing reserve related to a strategic sales and marketing partnership. Fourth-quarter and full-year results benefited from a one-time gain of $200,000 from adjustments to state tax liabilities booked in prior periods.

Financial Statement Schedule
Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Cost and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
1999					
Bad debt reserve	$ 922	$ 107	$ -	$ 725	$ 304
Inventory reserve	525	-	-	95	430
Rebates	404	2,058	-	2,122	340
ACI and Aloe & Herbs non-current notes and investments included in other assets	1,350	-	-	58	1,292
Oregon Freeze Dry, Inc.	-	1,042	343	-	699
2000					
Bad debt reserve	$ 304	$ 116	$ -	$ 322	$ 98
Inventory reserve	430	316	-	304	441
Rebates	340	4,508	-	4,576	272
ACI and Aloe & Herbs non-current notes and investments included in other assets	1,292	-	-	27	1,265
Oregon Freeze Dry, Inc.	699	223	-	922	-
2001					
Bad debt reserve	$ 98	$ 55	$ -	$ 53	$ 100
Inventory reserve	441	91	-	16	516
Rebates	272	-	-	272	-
ACI and Aloe & Herbs non-current notes and investments included in other assets	1,265	-	-	45	1,220

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Carrington Laboratories, Inc.

We have audited the accompanying consolidated balance sheets of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at item 14(a) for the same periods. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Ernst & Young LLP

Dallas, Texas
February 19, 2002

[THIS PAGE IS INTENTIONALLY BLANK]

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARRINGTON LABORATORIES, INC.

Date: March 25, 2002

By: /s/ Carlton E. Turner
Carlton E. Turner, Ph.D., D.Sc. President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Carlton E. Turner Carlton E. Turner, Ph.D., D.Sc.	President, Chief Executive Officer and Director (principal executive officer)	March 25, 2002
/s/ Robert W. Schnitzius Robert W. Schnitzius	Chief Financial Officer (principal financial and accounting officer)	March 25, 2002
/s/ R. Dale Bowerman R. Dale Bowerman	Director	March 25, 2002
/s/ George DeMott George DeMott	Director	March 25, 2002
/s/ Thomas J. Marquez Thomas J. Marquez	Director	March 25, 2002
/s/ Selvi Vescovi Selvi Vescovi	Director	March 25, 2002

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CORPORATE INFORMATION

Directors

George DeMott
Chairman of the Board

Selvi Vescovi
Chairman of the Executive Committee

R. Dale Bowerman

Thomas J. Marquez

Carlton E. Turner, Ph.D., D.Sc.

Officers

Carlton E. Turner, Ph.D., D.Sc.
President and Chief Executive Officer

Kenneth M. Yates, D.V.M.
Vice President, Research & Development

Robert W. Schnitzius
Chief Financial Officer, Treasurer and Secretary

Executive Offices

2001 Walnut Hill Lane
Irving, Texas 75038
Telephone: (972) 518-1300

Mailing Address
P.O. Box 168128
Irving, Texas 75016-8128

Transfer Agent and Registrar

American Stock Transfer & Trust Company
New York, New York

Auditors

Ernst & Young LLP
Dallas, Texas

Legal Counsel

Thompson & Knight, P.C.
Dallas, Texas

Annual Meeting

The Annual Meeting of Shareholders will be held on Thursday, May 16, 2002, at 8:30 am Central Time at the Las Colinas Country Club, 4900 North O'Connor Road, Irving, Texas 75062. Telephone: (972) 541-1142

Form 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request directed to Robert W. Schnitzius, Carrington Laboratories, Inc., P.O. Box 168128, Irving, Texas 75016-8128.

Stock Data

At March 18, 2001, there were 983 holders of record (including brokerage firms and other nominees) of common stock.

The Company has not paid any cash dividends on the common stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

The common stock of the Company is traded on the NASDAQ National Market under the symbol "CARN." The following table sets forth high and low closing prices for each of the periods indicated.

	High	Low
Fiscal 2000		
First Quarter	$9.75	$2.00
Second Quarter	3.56	1.72
Third Quarter	2.38	1.63
Fourth Quarter	1.63	1.00
Fiscal 2001		
First Quarter	$1.38	$1.03
Second Quarter	1.68	1.00
Third Quarter	1.40	0.88
Fourth Quarter	1.13	0.84

CARRINGTON LABORATORIES, INC.
2001 WALNUT HILL LANE
IRVING, TEXAS 75038
972.518.1300

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